Exhibit 99.1

EXECUTION VERSION

THOMSON REUTERS CORPORATION,

as Issuer

- and –

THE SUBSIDIARY GUARANTORS PARTY HERETO

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Trustee

- and -

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Trustee

SECOND AMENDED AND RESTATED INDENTURE

Dated as of March 20, 2025

THOMSON REUTERS CORPORATION

Reconciliation and tie between Trust Indenture Act

of 1939 and Second Amended and Restated Indenture, dated as of March 20, 2025

Trust Indenture Act Section	Indenture Section

§ 310(a)(1)	Section 607

(a)(2)	Section 607

(b)	Section 606

§ 312(c)	Section 701

§ 314(a)	Section 702

(a)(4)	Section 1004

(c)(1)	Section 102

(c)(2)	Section 102

(e)	Section 102

§ 315(b)	Section 502

§ 316(a)(last sentence)	Section 101 (“Outstanding”)

(a)(1)(A)	Section 503, Section 513

(a)(1)(B)	Section 514

(b)	Section 509

(c)	Section 104(e)

§ 317(a)(1)	Section 504

(a)(2)	Section 505

(b)	Section 1003

§ 318(a)	Section 111

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

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TABLE OF CONTENTS

Page

PARTIES		1

RECITALS OF THE COMPANY AND THE SUBSIDIARY GUARANTORS		1

ARTICLE ONE DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101.	Definitions.	2
	“A&R Indenture”	3
	“Act”	3
	“Additional Amounts”	3
	“Affiliate”	3
	“Authenticating Agent”	3
	“Authorized Newspaper”	3
	“Bearer Security”	3
	“Benefited Party”	3
	“Board of Directors”	3
	“Board Resolution”	4
	“branch register”	4
	“branch security registrar”	4
	“Business Day”	4
	“Canadian Trustee”	4
	“Central Register”	4
	“Central Security Registrar”	4
	“Clearstream”	4
	“Commission”	4
	“Common Depositary”	4
	“Company”	4
	“Company Request” or “Company Order”	4
	“Component Currency”	4
	“Consolidated Shareholders’ Equity”	4
	“Conversion Date”	5
	“Conversion Event”	5
	“Corporate Trust Office”	5
	“corporation”	5
	“covenant defeasance”	5
	“Currency”	5
	“Debt”	5
	“Default”	5
	“Defaulted Interest”	5
	“defeasance”	5
	“Depositary”	5
	“Dollar” or “$”	5
	“Dollar Equivalent of the Currency Unit”	6

“Dollar Equivalent of the Foreign Currency”	6
“Election Date”	6
“Euro”	6
“Euroclear”	6
“Event of Default”	6
“Exchange Date”	6
“Exchange Rate Agent”	6
“Exchange Rate Officer’s Certificate”	6
“Extension Notice”	6
“Extension Period”	6
“First Currency”	6
“Foreign Currency”	6
“Funded Obligation”	6
“GAAP”	6
“Government Obligations”	7
“Guarantee”	7
“Guaranteed Obligations”	7
“Holder”	7
“Indenture”	7
“Indexed Security”	7
“interest”	7
“Interest Payment Date”	8
“Judgment Currency”	8
“Lien”	8
“mandatory sinking fund payment”	8
“Market Exchange Rate”	8
“Material Subsidiary”	8
“Maturity”	9
“Officer’s Certificate”	9
“Opinion of Counsel”	9
“Optional Reset Date”	9
“optional sinking fund payment”	9
“Original Indenture”	9
“Original Issue Discount Security”	9
“Original Stated Maturity”	9
“Other Currency”	9
“Outstanding”	9
“pari passu”	10
“Paying Agent”	10
“Person”	11
“Place of Payment”	11
“Predecessor Security”	11
“Privacy Laws”	11
“Redemption Date”	11
“Redemption Price”	11
“Registered Security”	11

	“Regular Record Date”	11
	“Repayment Date”	11
	“Repayment Price”	11
	“Required Currency”	11
	“Reset Notice”	11
	“Responsible Officer”	11
	“Secretary”	12
	“Securities”	12
	“Security Interest”	12
	“Security Register”	12
	A “series”	12
	“Special Record Date”	12
	“Specified Amount”	12
	“Stated Maturity”	12
	“Subsequent Interest Period”	12
	“Subsidiary”	12
	“Thomson Reuters Applications”	12
	“Thomson Reuters (Tax & Accounting)”	13
	“Taxes”	13
	“Trust Indenture Act” or “TIA”	13
	“Trust Indenture Legislation”	13
	“Trustee”	13
	“U.S. Trustee”	13
	“United States”	13
	“Valuation Date”	13
	“Vice President”	13
	“Voting Stock/Interests”	13
	“West Publishing”	14
	“Yield to Maturity”	14
SECTION 102.	Compliance Certificates and Opinions	14
SECTION 103.	Form of Documents Delivered to Trustee	14
SECTION 104.	Acts of Holders	15
SECTION 105.	Notices, etc. to Trustee, Company and the Subsidiary Guarantors	16
SECTION 106.	Notice to Holders; Waiver	17
SECTION 107.	Effect of Headings and Table of Contents	19
SECTION 108.	Successors and Assigns	19
SECTION 109.	Separability Clause	19
SECTION 110.	Benefits of Indenture	19
SECTION 111.	Governing Law	19
SECTION 112.	Legal Holidays	19
SECTION 113.	Agent for Service; Submission to Jurisdiction; Waiver of Immunities	20
SECTION 114.	Conversion of Currency	20
SECTION 115.	Currency Equivalent	22
SECTION 116.	Securities in a Foreign Currency or in Euros	22
SECTION 117.	Conflict with Trust Indenture Legislation	22
SECTION 118.	Language Clause	22

SECTION 1007.	Negative Pledge	80
SECTION 1008.	Waiver of Certain Covenants	81

	ARTICLE ELEVEN REDEMPTION OF SECURITIES
SECTION 1101.	Applicability of Article	82
SECTION 1102.	Election to Redeem; Notice to Trustee	82
SECTION 1103.	Selection by Trustee of Securities to Be Redeemed	82
SECTION 1104.	Notice of Redemption	83
SECTION 1105.	Deposit of Redemption Price	84
SECTION 1106.	Securities Payable on Redemption Date	84
SECTION 1107.	Securities Redeemed in Part	85
SECTION 1108.	Tax Redemption	85

	ARTICLE TWELVE SINKING FUNDS
SECTION 1201.	Applicability of Article	86
SECTION 1202.	Satisfaction of Sinking Fund Payments with Securities	86
SECTION 1203.	Redemption of Securities for Sinking Fund	87

	ARTICLE THIRTEEN REPAYMENT AT OPTION OF HOLDERS
SECTION 1301.	Applicability of Article	88
SECTION 1302.	Repayment of Securities	88
SECTION 1303.	Exercise of Option	88
SECTION 1304.	When Securities Presented for Repayment Become Due and Payable	89
SECTION 1305.	Securities Repaid in Part	90

	ARTICLE FOURTEEN DEFEASANCE AND COVENANT DEFEASANCE
SECTION 1401.	Company’s Option to Effect Defeasance or Covenant Defeasance	90
SECTION 1402.	Defeasance and Discharge	90
SECTION 1403.	Covenant Defeasance	91
SECTION 1404.	Conditions to Defeasance or Covenant Defeasance	91
SECTION 1405.	Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions	93
SECTION 1406.	Reinstatement	94

	ARTICLE FIFTEEN SUBSIDIARY GUARANTEES
SECTION 1501.	Subsidiary Guarantees	95
SECTION 1502.	Limitation on Subsidiary Guarantor Liability	97
SECTION 1503.	Evidence of Subsidiary Guarantee	97
SECTION 1504.	Releases Following Merger, Consolidation or Sale of Assets, Etc.	98

	ARTICLE SIXTEEN MEETINGS OF HOLDERS OF SECURITIES
SECTION 1601.	Purposes for Which Meetings May Be Called	98
SECTION 1602.	Call, Notice and Place of Meetings	99
SECTION 1603.	Persons Entitled to Vote at Meetings	99
SECTION 1604.	Quorum; Action	99

SECTION 1605.	Determination of Voting Rights; Conduct and Adjournment of Meetings	101

SECTION 1606.	Counting Votes and Recording Action of Meetings	102

TESTIMONIUM		103

SIGNATURES AND SEALS		103

EXHIBIT A FORMS OF CERTIFICATION		1

PARTIES

This SECOND AMENDED AND RESTATED INDENTURE is dated as of March 20, 2025 and is entered into between THOMSON REUTERS CORPORATION, a corporation duly organized and existing under the laws of the Province of Ontario, Canada (herein called the “Company”), having its principal office at 19 Duncan Street, Toronto, Ontario M5H 3H1, Canada, West Publishing Corporation, a corporation formed under the laws of the State of Minnesota (herein called “West Publishing”), having its principal office at 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States, Thomson Reuters Applications Inc., a corporation formed under the laws of the State of Delaware (herein called “Thomson Reuters Applications”), having its principal office at 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States, Thomson Reuters (Tax & Accounting) Inc., a corporation formed under the laws of the State of Texas (herein called “Thomson Reuters (Tax & Accounting)” and together, with West Publishing and Thomson Reuters Applications, the “Subsidiary Guarantors”), having its principal office at 6160 Warren Parkway, Suite 700, Frisco, Texas 75034, United States, Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as trustee (herein called the “Canadian Trustee”), having its principal office at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, Canada, and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (herein called the “U.S. Trustee”), having its principal office at Trust & Agency Services, 1 Columbus Circle, Mail Stop NYC01-0417, 10019-8735 New York, New York 10019, United States. The Canadian Trustee and the U.S. Trustee are also individually referred to in this Indenture as a “Trustee”.

RECITALS OF THE COMPANY AND THE SUBSIDIARY GUARANTORS

The Company and the Canadian Trustee entered into a trust indenture dated as of November 20, 2001 (the “Original Indenture”) providing for the creation and issuance from time to time of one or more series of the Company’s unsecured debentures, notes or other evidences of indebtedness (herein called the “Securities”), which may be convertible into or exchangeable for any securities of any person (including the Company), to be issued in one or more series as provided therein.

The Company, the Canadian Trustee and the U.S. Trustee entered into an amended and restated indenture dated as of December 20, 2010 (the “A&R Indenture”) to, among other things, reflect certain amendments made to the Original Indenture pursuant to the eighth supplemental indenture dated September 20, 2005 and the eleventh supplemental indenture dated May 29, 2008 and add alternative methods to deliver and receive notices and reports under the Indenture.

On March 20, 2025, the Company, the Canadian Trustee and the U.S. Trustee entered into that certain tenth supplemental indenture (the “Tenth Supplemental Indenture”) to, among other things, effect certain amendments to the A&R Indenture solely with respect to the following series of Securities: 3.35% Notes due 2026, 5.50% Debentures due 2035, 5.85% Notes due 2040, 4.50% Notes due 2043 and 5.65% Notes due 2043 (collectively, the “Amended Notes”).

The Company, the Canadian Trustee and the U.S. Trustee, together with the Subsidiary Guarantors, desire to amend and restate the A&R Indenture to reflect the terms and conditions upon which the Subsidiary Guarantors will provide a full and unconditional guarantee of the Securities.

Section 901(9) of the A&R Indenture provides that the Company, the Canadian Trustee and the U.S. Trustee may enter into one or more indentures supplemental to the A&R Indenture to make certain provisions with respect to matters arising under the A&R Indenture, provided that such action does not adversely affect the interests of the Holders of Securities of any series and any related coupons in any material respect.

The proposed amendments in this Indenture do not adversely affect the interests of the Holders of Securities of any series and any related coupons in any material respect.

The Company, the Canadian Trustee and the U.S. Trustee, together with the Subsidiary Guarantors, desire to amend and restate the A&R Indenture in it entirety to reflect the proposed amendments and, upon becoming effective, this Indenture shall apply to all of the Securities Outstanding as of the date hereof.

This Indenture is subject to and shall be governed by the applicable provisions of the Trust Indenture Legislation.

All things necessary to make this Indenture a valid agreement of the Company and the Subsidiary Guarantors, in accordance with its terms, have been done.

The foregoing recitals are made as representations and statements of fact by the Company and the Subsidiary Guarantors and not by the Canadian Trustee or the U.S. Trustee.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101.  Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)  the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)  all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein, and the terms “cash transaction” and “self-liquidating paper”, as used in TIA Section 311, shall have the meanings assigned to them in the rules of the Commission adopted under the Trust Indenture Act;

(3)  all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted at the date of such computation; and

(4)  the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Certain terms, used principally in Article Three, are defined in that Article.

“A&R Indenture” has the meaning specified in the preamble.

“Act”, when used with respect to any Holder, has the meaning specified in Section 104.

“Additional Amounts” has the meaning specified in Section 1005.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Authenticating Agent” means any Person appointed by the Trustee to act on behalf of the Trustee pursuant to Section 611 to authenticate Securities.

“Authorized Newspaper” means a newspaper, in the English language or in an official language of the country of publication, customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day.

“Bearer Security” means any Security except a Registered Security.

“Benefited Party” has the meaning specified in Section 1501.

“Board of Directors” means either the board of directors of the Company or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Trustee.

“branch register” has the meaning specified in Section 305.

“branch security registrar” has the meaning specified in Section 305.

“Business Day”, when used with respect to any Place of Payment or any other location referred to in this Indenture, expressly or impliedly, which shall include Toronto, Ontario, New York, New York and London England, hereunder, or in the Securities, means, unless otherwise specified with respect to any Securities pursuant to Section 301, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

“Canadian Trustee” means the Person named as the “Canadian Trustee” in the first paragraph of this Indenture until a successor Canadian Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Canadian Trustee” shall mean or include each Person who is then a Trustee hereunder.

“Central Register” has the meaning specified in Section 305.

“Central Security Registrar” has the meaning specified in Section 305.

“Clearstream” means Clearstream Banking, société anonyme, or its successor.

“Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Common Depositary” has the meaning specified in Section 304.

“Company” means the Person named as the “Company” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by its Chairman, its Deputy Chairman, President or a Vice President, and by its Treasurer or an Assistant Treasurer, its Secretary or an Assistant Secretary and delivered to the Trustee.

“Component Currency” has the meaning specified in Section 312.

“Consolidated Shareholders’ Equity” means the aggregate of the stated capital accounts for all outstanding shares of the Company and the amount of consolidated surplus of the Company and its Subsidiaries, whether paid in, earned, or otherwise arrived at, as such consolidated surplus is shown on the then most recent consolidated balance sheet of the Company but, in any event, as of a date within 150 days of the date of determination, and computed in accordance with GAAP.

“Conversion Date” has the meaning specified in Section 312(d).

“Conversion Event” means the cessation of use of (i) a Foreign Currency (other than the Euro or other Currency unit) both by the government of the country which issued such Currency and by a central bank or other public institution of or within the international banking community for the settlement of transactions, (ii) the Euro or (iii) any Currency unit (or composite Currency) other than the Euro for the purposes for which it was established.

“Corporate Trust Office” means the principal corporate trust office of the Trustee, at which at any particular time its corporate trust business shall be administered, which office on the date of execution of this Indenture is the applicable address specified in the first paragraph of this Indenture, except that with respect to presentation of Securities for payment or for registration of transfer or exchange, such term shall mean the office or agency of the Trustee at which, at any particular time, its corporate agency business shall be conducted.

“corporation” includes corporations, associations, companies and business trusts. “coupon” means any interest coupon appertaining to a Bearer Security.

“covenant defeasance” has the meaning specified in Section 1403.

“Currency” means any currency or currencies, composite currency or currency unit or currency units, including, without limitation, the Euro, issued by the government of one or more countries or by any recognized confederation or association of such governments.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default with respect to Securities of a certain series.

“Defaulted Interest” has the meaning specified in Section 307.

“defeasance” has the meaning specified in Section 1402.

“Depositary” means with respect to the Securities of any series issuable or issued in the form of one or more Registered Securities, the Person designated as Depositary by the Company pursuant to Section 305 until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depositary” shall mean or include each Person who is then a Depositary hereunder, and if at any time there is more than one such Person, “Depositary” as used with respect to the Securities of any such series shall mean the Depositary with respect to the Registered Securities of that series.

“Dollar” or “$” means a dollar or other equivalent unit in such coin or Currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.

“Dollar Equivalent of the Currency Unit” has the meaning specified in Section 312(g).

“Dollar Equivalent of the Foreign Currency” has the meaning specified in Section 312(f).

“Election Date” has the meaning specified in Section 312(h).

“Euro” means the single Currency of the participating member states from time to time of the European Union described in legislation of the European Counsel for the Operation of a single unified European Currency (whether known as the Euro or otherwise).

“Euroclear” means Euroclear Bank S.A./N.V., or its successor as operator of the Euroclear System.

“Event of Default” has the meaning specified in Section 501.

“Exchange Date” has the meaning specified in Section 304.

“Exchange Rate Agent” means, with respect to Securities of or within any series, unless otherwise specified with respect to any Securities pursuant to Section 301, a New York Clearing House bank, designated pursuant to Section 301 or Section 313.

“Exchange Rate Officer’s Certificate” means a tested telex or a certificate setting forth (i) the applicable Market Exchange Rate and (ii) the Dollar or Foreign Currency amounts of principal (and premium, if any) and interest, if any (on an aggregate basis and on the basis of a Security having the lowest denomination principal amount determined in accordance with Section 302 in the relevant Currency), payable with respect to a Security of any series on the basis of such Market Exchange Rate, sent (in the case of a telex) or signed (in the case of a certificate) by the Treasurer, any Vice President or any Assistant Treasurer of the Company.

“Extension Notice” has the meaning specified in Section 308.

“Extension Period” has the meaning specified in Section 308.

“First Currency” has the meaning specified in Section 115.

“Foreign Currency” means any Currency other than Currency of the United States.

“Funded Obligation” means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if the Corporation hereafter determines to prepare its principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

“Government Obligations” means, unless otherwise specified with respect to any series of Securities pursuant to Section 301, securities which are (i) direct obligations of the government which issued the Currency in which the Securities of a particular series are payable or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

“Guarantee” means any guarantee, indemnity or similar obligation. “Guaranteed Obligations” has the meaning specified in Section 1501. “Holder” means, in the case of a Registered Security, the Person in whose name a Security is registered in the Security Register and, in the case of a Bearer Security, the bearer thereof and, when used with respect to any coupon, shall mean the bearer thereof.

“Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and shall include the terms of particular series of Securities established as contemplated by Section 301; provided, however, that, if at any time more than one Person is acting as Trustee under this instrument, “Indenture” shall mean, with respect to any one or more series of Securities for which such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of particular series of Securities for which such Person is Trustee established as contemplated by Section 301, exclusive, however, of any provisions or terms which relate solely to other series of Securities for which such Person is not Trustee, regardless of when such terms or provisions were adopted, and exclusive of any provisions or terms adopted by means of one or more indentures supplemental hereto executed and delivered after such Person had become such Trustee but to which such Person, as such Trustee, was not a party.

“Indexed Security” means a Security the terms of which provide that the principal amount thereof payable at Stated Maturity may be more or less than the principal face amount thereof at original issuance.

“interest”, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity at the rate prescribed in such Original Issue Discount Security.

“Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

“Judgment Currency” has the meaning specified in Section 114.

“Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“mandatory sinking fund payment” has the meaning specified in Section 1201.

“Market Exchange Rate” means, unless otherwise specified with respect to any Securities pursuant to Section 301, (i) for any conversion involving a Currency unit on the one hand and Dollars or any Foreign Currency on the other, the exchange rate between the relevant Currency unit and Dollars or such Foreign Currency calculated by the method specified pursuant to Section 301 for the Securities of the relevant series, (ii) for any conversion of Dollars into any Foreign Currency, the noon (New York City time) buying rate for such Foreign Currency for cable transfers quoted in New York City as certified for customs purposes by the Federal Reserve Bank of New York and (iii) for any conversion of one Foreign Currency into Dollars or another Foreign Currency, the spot rate at noon local time in the relevant market at which, in accordance with normal banking procedures, the Dollars or Foreign Currency into which conversion is being made could be purchased with the Foreign Currency from which conversion is being made from major banks located in either New York City, Toronto, London or any other principal market for Dollars or such purchased Foreign Currency, in each case determined by the Exchange Rate Agent. Unless otherwise specified with respect to any Securities pursuant to Section 301, in the event of the unavailability of any of the exchange rates provided for in the foregoing clauses (i), (ii) and (iii), the Exchange Rate Agent shall use, in its sole discretion and without liability on its part, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations from one or more major banks in New York City, Toronto, London or another principal market for the Currency in question, or such other quotations as the Exchange Rate Agent shall deem appropriate. Unless otherwise specified by the Exchange Rate Agent, if there is more than one market for dealing in any Currency by reason of foreign exchange regulations or otherwise, the market to be used in respect of such Currency shall be that upon which a non-resident issuer of securities designated in such Currency would purchase such Currency in order to make payments in respect of such securities.

“Material Subsidiary” means any Subsidiary of the Company the revenues of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the revenues of the Company and its consolidated Subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of the Company, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the gross assets of the Company and its consolidated Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of the Company, calculated in each case in accordance with GAAP.

“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

“Officer’s Certificate” means a certificate signed by the Chairman, Deputy Chairman, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel containing the information specified in Section 102, who may be counsel for the Company and/or any of the Subsidiary Guarantors, including an employee of any of them (except in the case of an Opinion of Counsel delivered pursuant to Sections 1108 or 1404 or as otherwise provided), and who shall be acceptable to the Trustee.

“Optional Reset Date” has the meaning specified in Section 307.

“optional sinking fund payment” has the meaning specified in Section 1201.

“Original Indenture” means the indenture between the Company and the Canadian Trustee dated as of November 20, 2001 as it was originally executed.

“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 503.

“Original Stated Maturity” has the meaning specified in Section 308.

“Other Currency” has the meaning specified in Section 115.

“Outstanding”, when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i)  Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)  Securities, or portions thereof, for whose payment or redemption or repayment at the option of the Holder money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities and any coupons appertaining thereto; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii)  Securities, except to the extent provided in Sections 1402 and 1403, with respect to which the Company has effected defeasance and/or covenant defeasance as provided in Article Fourteen; and

(iv)  Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders for quorum purposes, and for the purpose of making the calculations required by Trust Indenture Legislation, (i) the principal amount of an Original Issue Discount Security that may be counted in making such determination or calculation and that shall be deemed to be Outstanding for such purpose shall be equal to the amount of principal thereof that would be (or shall have been declared to be) due and payable, at the time of such determination, upon a declaration of acceleration of the maturity thereof pursuant to Section 503, (ii) the principal amount of any Security denominated in a Foreign Currency that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the Dollar equivalent, determined as of the date such Security is originally issued by the Company as set forth in an Exchange Rate Officer’s Certificate delivered to the Trustee, of the principal amount (or, in the case of an Original Issue Discount Security, the Dollar equivalent as of such date of original issuance of the amount determined as provided in clause (i) above) of such Security, (iii) the principal amount of any Indexed Security that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Security pursuant to Section 301, and (iv) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which are certified to the Trustee as so owned shall be disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor.

“pari passu”, when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to any other Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

“Paying Agent” means any Person (including the Company acting as Paying Agent) authorized by the Company to pay the principal of (or premium, if any) or interest, if any, on any Securities on behalf of the Company.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Place of Payment” means, when used with respect to the Securities of or within any series, the place or places where the principal of (and premium, if any) and interest, if any, on such Securities are payable as specified as contemplated by Sections 301 and 1002.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security or a Security to which a mutilated, destroyed, lost or stolen coupon appertains shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security or the Security to which the mutilated, destroyed, lost or stolen coupon appertains, as the case may be.

“Privacy Laws” has the meaning specified in Section 618.

“Redemption Date”, when used with respect to any Security to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Registered Security” means any Security registered in the Security Register.

“Regular Record Date” for the interest payable on any Interest Payment Date on the Registered Securities of or within any series means the date, if any, specified for that purpose as contemplated by Section 301.

“Repayment Date” means, when used with respect to any Security to be repaid in whole or in part at the option of the Holder, the date fixed for such repayment pursuant to this Indenture.

“Repayment Price” means, when used with respect to any Security to be repaid at the option of the Holder, the price at which it is to be repaid pursuant to this Indenture.

“Required Currency” has the meaning specified in Section 114.

“Reset Notice” has the meaning specified in Section 307.

“Responsible Officer”, when used with respect to the Trustee, means the chairman or any vice-chairman of the board of directors, the chairman or any vice-chairman of the executive committee of the board of directors, the chairman of the trust committee, the president, any vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller or any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Secretary”, when used with respect to the Company, shall include the Secretary to the Board of Directors.

“Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture; provided, however, that if at any time there is more than one Person acting as Trustee under this Indenture, “Securities” with respect to the Indenture as to which such Person is Trustee shall have the meaning stated in the first recital of this Indenture and shall more particularly mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any series as to which such Person is not Trustee.

“Security Interest” means any mortgage, pledge, lien, encumbrance, conditional sale or other title retention agreement, or other similar security interest.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 305.

A “series” of Securities means all Securities denoted as part of the same series authorized by or pursuant to a particular Board Resolution as the case may be.

“Special Record Date” for the payment of any Defaulted Interest on the Registered Securities of or within any series means a date fixed by the Trustee pursuant to Section 307.

“Specified Amount” has the meaning specified in Section 312(h).

“Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security or a coupon representing such installment of interest as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable, as such date may be extended pursuant to the provisions of Section 308.

“Subsequent Interest Period” has the meaning specified in Section 307.

“Subsidiary” means any corporation, limited liability company, partnership, association or other entity (whether incorporated or unincorporated) of which at the time of determination the Company, directly and/or indirectly, through one or more Subsidiaries, owns more than 50% of the shares or interests of Voting Stock/Interests of such entity.

“Subsidiary Guarantee” means the guaranty of the Guaranteed Obligations by each of the Subsidiary Guarantors pursuant to Article Fifteen.

“Subsidiary Guarantors” means, subject to Section 1504, collectively, West Publishing, Thomson Reuters Applications and Thomson Reuters (Tax & Accounting), together with any other Subsidiary that provides a Subsidiary Guarantee with respect to a series of Securities hereunder, and “Subsidiary Guarantor” means any one of them. “Thomson Reuters

Applications” has the meaning specified in the preamble, until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Thomson Reuters Applications” shall mean such successor Person. “Thomson Reuters (Tax & Accounting)” has the meaning specified in the preamble, until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Thomson Reuters (Tax & Accounting)” shall mean such successor Person. “Taxes” has the meaning specified in Section 1005.

“Trust Indenture Act” or “TIA” means the Trust Indenture Act of 1939 as in force at the date as of which this Indenture was executed, except as provided in Section 905.

“Trust Indenture Legislation” means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture, and at the date of this Indenture means (i) in respect of Securities of any series offered solely in Canada and not concurrently in the United States, the applicable provisions of the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time and (ii) in respect of Securities of any series offered solely in the United States and not concurrently in Canada or offered concurrently in the United States and Canada, the Trust Indenture Act and the regulations thereunder.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder; provided, however, that if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean only the Trustee with respect to Securities of that series.

“U.S. Trustee” means the Person named as the “U.S. Trustee” in the first paragraph of this Indenture until a successor U.S. Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “U.S. Trustee” shall mean or include each Person who is then a Trustee hereunder.

“United States” means, unless otherwise specified with respect to any Securities pursuant to Section 301, the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

“Valuation Date” has the meaning specified in Section 312(c).

“Vice President”, when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.

“Voting Stock/Interests” means stock or interests of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, partners or trustees of a Subsidiary (irrespective of whether or not at the time stock or interests of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

“West Publishing” has the meaning specified in the preamble, until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “West Publishing” shall mean such successor Person. “Yield to Maturity” means the yield to maturity, computed at the time of issuance of a Security (or, if applicable, at the most recent redetermination of interest on such Security) and as set forth in such Security in accordance with generally accepted United States bond yield computation principles.

SECTION 102.  Compliance Certificates and Opinions.

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 1004) shall include:

(a)  a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b)  a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)  a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)  a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with.

SECTION 103.  Form of Documents Delivered to Trustee.

(a)  In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(b)  Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

(c)  Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 104.  Acts of Holders.

(a)  Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of the Outstanding Securities of all series or one or more series, as the case may be, may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. If Securities of a series are issuable as Bearer Securities, any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of such series may, alternatively, be embodied in and evidenced by the record of Holders of Securities of such series voting in favor thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders of Securities of such series duly called and held in accordance with the provisions of Article Sixteen, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 1606.

(b)  The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c)  The principal amount and serial numbers of Registered Securities held by any Person, and the date of holding the same, shall be proved by the Security Register.

(d)  The principal amount and serial numbers of Bearer Securities held by any Person, and the date of holding the same, may be proved by the production of such Bearer Securities or by a certificate executed, as depositary, by any trust company, bank, banker or other depositary, wherever situated, if such certificate shall be deemed by the Trustee to be satisfactory, showing that at the date therein mentioned such Person had on deposit with such depositary, or exhibited to it, the Bearer Securities therein described; or such facts may be proved by the certificate or affidavit of the Person holding such Bearer Securities, if such certificate or affidavit is deemed by the Trustee to be satisfactory. The Trustee and the Company may assume that such ownership of any Bearer Security continues until (1) another certificate or affidavit bearing a later date issued in respect of the same Bearer Security is produced, or (2) such Bearer Security is produced to the Trustee by some other Person, or (3) such Bearer Security is surrendered in exchange for a Registered Security, or (4) such Bearer Security is no longer Outstanding. The principal amount and serial numbers of Bearer Securities held by any Person, and the date of holding the same, may also be proved in any other manner that the Trustee deems sufficient.

(e)  If the Company shall solicit from the Holders of Registered Securities any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders, the Company may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act of Holders, but the Company shall have no obligation to do so. Notwithstanding Trust Indenture Legislation, such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act of Holders may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act of Holders, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such request, demand, authorization, direction, notice, consent, waiver or other Act of Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

(f)  Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

SECTION 105.  Notices, etc. to Trustee, Company and the Subsidiary Guarantors.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a)  the Canadian Trustee by the U.S. Trustee, any Holder, any Subsidiary Guarantor or by the Company shall be sufficient for every purpose hereunder if delivered to an officer of the Canadian Trustee at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Canada, Attention: Manager Corporate Trust Services, or if sent by facsimile transmission (with receipt confirmed) to Computershare Trust Company of Canada, Attention: Manager, Corporate Trust Services at (416) 981-9777, shall be deemed to be validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (New York City time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. Notice to the Canadian Trustee may also be provided by e-mail at corporatetrust.toronto@computershare.com so long as the Canadian Trustee confirms its receipt of the e-mail by return reply, and the time of delivery shall be the time such return reply is sent by the Canadian Trustee. The Canadian Trustee may from time to time notify the Company of a change in address, e-mail address or facsimile number which thereafter, until changed by like notice, shall be the address, e-mail address or facsimile number of the Canadian Trustee for the purposes of this Indenture.

(b)  the U.S. Trustee by the Canadian Trustee, any Holder, any Subsidiary Guarantor or by the Company shall be sufficient for every purpose under the Indenture if delivered to an officer of the U.S. Trustee at Trust & Agency Services, 1 Columbus Circle, Mail Stop NYC01-0417, New York, New York 10019, United States, Attention: Trust and Securities Services, or if sent by facsimile transmission (with receipt confirmed) to Deutsche Bank Trust Company Americas, Attention: Trust and Securities Services at (732) 578-4635, shall be deemed to be validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (New York City time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The U.S. Trustee may from time to time notify the Company of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the U.S. Trustee for the purposes of the Indenture.

(c)  the Company or a Subsidiary Guarantor by a Trustee or by any Holder shall be sufficient for every purpose hereunder if delivered to the Company or a Subsidiary Guarantor at Thomson Reuters, 3 Times Square, New York, New York 10036, United States, Attention: Treasurer, with a copy at the same address to the attention of the General Counsel, shall be deemed to be validly given at the time of delivery if it is received prior to 4:00 p.m. (New York City time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. Notice to the Company or a Subsidiary Guarantor may also be provided by e-mail at legal@thomsonreuters.com so long as the Company or an applicable Subsidiary Guarantor confirms its receipt of the e-mail by return reply, and the time of delivery shall be the time such return reply is sent by the Company or an applicable Subsidiary Guarantor. The Company or a Subsidiary Guarantor may from time to time notify the Trustee of a change in address or e-mail address which thereafter, until changed by like notice, shall be the address or e-mail address of the Company and the Subsidiary Guarantors for the purposes of this Indenture.

SECTION 106.  Notice to Holders; Waiver.

(a)  Other than as set forth in Section 106(b), where this Indenture provides for notice of any event to Holders of Registered Securities by the Company or the Trustee, such notice shall be sufficiently given to each such Holder affected by such event (unless otherwise herein expressly provided) if in writing and (i) mailed, first-class postage prepaid; or (ii) delivered by certified or registered mail or overnight courier. Notice shall be given to a Holder at its address as it appears in the Security Register as reflected in the Trustee’s records or as provided by a Holder to the Trustee or the Company, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. Neither the failure to mail, deliver or send such notice, nor any defect in any notice so mailed, delivered or sent to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of Registered Securities or the sufficiency of any notice to Holders of Bearer Securities given as provided. Any notice mailed, delivered or sent to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

(b)  Where this Indenture provides for notice of any event to a Holder of a global Security, such notice shall be sufficiently given if given to the Depositary for such Security (or its designee) in writing and (i) delivered in person; or (ii) sent by e-mail, so long as such Depositary confirms his receipt of the e-mail by return reply. Notice shall be given to such Depositary at its address as it appears in the Security Register or its e-mail address as reflected in the Trustee’s records or as provided by the Depositary to the Trustee or the Company, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.

(c)  In case, by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impractical to mail notice of any event to Holders of Registered Securities when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be sufficient giving of such notice for every purpose hereunder.

(d)  Except as otherwise expressly provided herein or otherwise specified with respect to any Securities pursuant to Section 301, where this Indenture provides for notice to Holders of Bearer Securities of any event, such notice shall be sufficiently given to Holders of Bearer Securities if published in an Authorized Newspaper in The City of New York and in such other city or cities as may be specified in such Securities on a Business Day at least twice, the first such publication to be not earlier than the earliest date, and not later than the latest date, prescribed for the giving of such notice. Any such notice shall be deemed to have been given on the date of the first such publication.

(e)  In case, by reason of the suspension of publication of any Authorized Newspaper or Authorized Newspapers or by reason of any other cause, it shall be impracticable to publish any notice to Holders of Bearer Securities as provided above, then such notification to Holders of Bearer Securities as shall be given with the approval of the Trustee shall constitute sufficient notice to such Holders for every purpose hereunder. Neither the failure to give notice by publication to Holders of Bearer Securities as provided above, nor any defect in any notice so published, shall affect the sufficiency of such notice with respect to other Holders of Bearer Securities or the sufficiency of any notice to Holders of Registered Securities given as provided herein.

(f)  Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

(g)  Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

SECTION 107.  Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 108.  Successors and Assigns.

All covenants and agreements in this Indenture by each of the Company and the Subsidiary Guarantors shall bind its respective successors and assigns, whether so expressed or not.

SECTION 109.  Separability Clause.

In case any provision in this Indenture or in any Security or coupon shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 110.  Benefits of Indenture.

Nothing in this Indenture or in the Securities or coupons, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Securities Registrar and their successors hereunder and the Holders of Securities or coupons, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 111.  Governing Law.

This Indenture and the Securities and coupons shall be governed by and construed in accordance with the law of the State of New York. This Indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions.

SECTION 112.  Legal Holidays.

In any case where any Interest Payment Date, Redemption Date, sinking fund payment date or Stated Maturity or Maturity of any Security shall not be a Business Day at any Place of Payment or other location contemplated hereunder, then (notwithstanding any other provision of this Indenture or of any Security or coupon other than a provision in the Securities of any series which specifically states that such provision shall apply in lieu of this Section), payment of principal (or premium, if any) or interest, if any, need not be made at such Place of Payment or other location contemplated hereunder on such date, but may be made on the next succeeding Business Day at such Place of Payment or other location contemplated hereunder with the same force and effect as if made on the Interest Payment Date or Redemption Date or sinking fund payment date, or at the Stated Maturity or Maturity; provided that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, sinking fund payment date, Stated Maturity or Maturity, as the case may be.

SECTION 113.  Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

(a)  By the execution and delivery of this Indenture, the Company (i) acknowledges that it has irrevocably designated and appointed Thomson Reuters Holdings Inc., 3 Times Square, New York, New York 10036, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Securities or this Indenture that may be instituted in any federal or state court in the City of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon Thomson Reuters Holdings Inc. and written notice of said service to the Company (mailed or delivered to the Company, attention: General Counsel, at its principal office specified in the first paragraph of this Indenture and in the manner specified in Section 105 hereof), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Thomson Reuters Holdings Inc. in full force and effect so long as any of the Securities shall be outstanding.

(b)  To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Securities, to the extent permitted by law.

(c)  The Company hereby irrevocably and unconditionally waives, to the extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Indenture or the Securities in any federal or state court in the State of New York, Borough of Manhattan. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

SECTION 114.  Conversion of Currency.

(a)  The Company covenants and agrees that the following provisions shall apply to conversion of Currency in the case of the Securities and this Indenture:

(i)  If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other Currency (the “Judgment Currency”) an amount due or contingently due under the Securities of any series and this Indenture (the “Required Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which a final judgment which is not appealable or is not appealed is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii)  If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment referred to in (i) above is given or an order of endorsement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.

(b)  In the event of the winding-up of the Company at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders of Securities and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency due or contingently due under the Securities and this Indenture (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b) the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)  The obligations contained in Subsections (a)(ii) and (b) of this Section shall constitute separate and independent obligations of the Company from its other obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder or Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or the applicable liquidator. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

The term “rate(s) of exchange” shall mean the Bank of Canada noon rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported by Telerate on screen 3194 (or such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) and includes any premiums and costs of exchange payable.

SECTION 115.  Currency Equivalent.

Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the Currency of one nation (or in Euros) (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the Currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the Bank of Canada noon rate as reported by Telerate on screen 3194 (or such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) on the date of determination.

SECTION 116.  Securities in a Foreign Currency or in Euros.

Unless otherwise specified in or pursuant to a Board Resolution, a supplemental indenture or an Officer’s Certificate delivered pursuant to Section 301 with respect to a particular series of Securities, whenever for purposes of this Indenture any action may be taken by the Holders of a specified percentage in aggregate principal amount of the Securities of one or more series at the time Outstanding and, at such time, there are Outstanding Securities of any such affected series which are denominated in a Foreign Currency (including Euros), then the principal amount of the Securities of such series which shall be deemed to be Outstanding for the purpose of taking such action shall be the amount of Dollars which could be obtained for such principal amount at the Market Exchange Rate on the applicable record date, or if no such record date shall have been established, on the date that the taking of such action shall be authorized by Act of the Holders of all such affected series. The provisions of this paragraph shall also apply in connection with any other action taken by the Holders pursuant to the terms of this Indenture, including without limitation any action under Section 503.

SECTION 117.  Conflict with Trust Indenture Legislation.

Each of the Company and the Trustee agrees to comply with all provisions of the Trust Indenture Legislation applicable to or binding upon it in connection with this Indenture and any action to be taken hereunder. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Trust Indenture Legislation, such mandatory requirements shall prevail.

SECTION 118.  Language Clause.

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Indenture and all documents and notices related thereto be drawn up in English.

SECTION 119.  Shareholders, Officers and Directors Exempt from Individual Liability.

No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Security, or because of any indebtedness evidenced thereby, shall be had against any past, present or future shareholder, officer or director, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders thereof and as part of the consideration for the issue of the Securities.

SECTION 120.  Amendment and Restatement.

Effective as of the date hereof, this Indenture amends, restates and supersedes in its entirety the A&R Indenture. For greater certainty, all other supplemental indentures entered into pursuant to the A&R Indenture or the Original Indenture shall remain outstanding and in full force and effect as supplemental indentures to this Indenture. For the avoidance of doubt, as set forth in the Tenth Supplemental Indenture, Clauses (4), (5) and (6) of Section 501, Clause (b) of Section 702, Article Eight and Section 1007 hereof shall not apply to the Amended Notes.

ARTICLE TWO

SECURITIES FORMS

SECTION 201.  Forms Generally.

(a)  The Registered Securities, if any, of each series and the Bearer Securities, if any, of each series and related coupons shall be in substantially the forms as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with any law, with any rule or regulation made pursuant thereto, with the rules of any securities exchange or to conform to usage as may, consistently herewith, be determined by the officers executing such Securities or coupons, as evidenced by their execution of the Securities or coupons. If the forms of Securities or coupons of any series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 303(c) for the authentication and delivery of such Securities or coupons. If temporary Securities of any series are issued in global form as permitted by Section 304, the form thereof shall be established as provided in the preceding sentence. Any portion of the text of any Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Security.

(b)  Unless otherwise specified as contemplated by Section 301, Securities in bearer form shall have interest coupons attached.

(c)  The Trustee’s certificate of authentication on all Securities shall be in substantially the form set forth in this Article.

(d)  The definitive Securities and coupons shall be printed, lithographed or engraved or produced by any combination of these methods on steel-engraved borders or may be produced in any other manner, all as determined by the officers of the Company executing such Securities, as evidenced by their execution of such Securities or coupons.

SECTION 202.  Form of Trustee’s Certificate of Authentication.

Subject to Sections 609 and 611, the Trustee’s certificate of authentication shall be in substantially the following form:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated:

This is one of the Securities of the series designated, and issued under the Indenture as described herein.

[ ], as Trustee

By
Authorized Officer

THE CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THE CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY CERTIFIED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

SECTION 203.  Securities Issuable in Global Form.

(a)  If Securities of or within a series are issuable in global form, as specified and contemplated by Section 301, then, notwithstanding clause (11) of Section 301(b), any such Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities of such series from time to time endorsed thereon and that the aggregate amount of Outstanding Securities of such series represented thereby may from time to time be increased or decreased to reflect exchanges. Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, of Outstanding Securities represented thereby shall be made by the Trustee in such manner and upon instructions given by such Person or Persons as shall be specified therein or in the Company Order to be delivered to the Trustee pursuant to Section 303 or Section 304. Subject to the provisions of Section 303 and, if applicable, Section 304, the Trustee shall deliver and redeliver any Security in permanent global form in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Company Order. If a Company Order pursuant to Section 303 or Section 304 has been, or simultaneously is, delivered, any instructions by the Company with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with Section 102 and need not be accompanied by an Opinion of Counsel.

(b)  The provisions of the last sentence of Section 303 shall apply to any Security represented by a Security in global form if such Security was never issued and sold by the Company and the Company delivers to the Trustee the Security in global form together with written instructions (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) with regard to the reduction in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of Section 303.

(c)  Notwithstanding the provisions of Section 307, unless otherwise specified as contemplated by Section 301, payment of principal of, (and premium, if any) and interest, if any, on any Security in permanent global form shall be made to the Person or Persons specified therein.

(d)  Notwithstanding the provisions of Section 309 and except as provided in the preceding paragraph, the Company, the Trustee and any agent of the Company and the Trustee shall treat as the Holder of such principal amount of Outstanding Securities represented by a permanent global Security (i) in the case of a permanent global Security in registered form, the Holder of such permanent global Security in registered form, or (ii) in the case of a permanent global Security in bearer form, Euroclear or Clearstream.

ARTICLE THREE

THE SECURITIES

SECTION 301.  Amount Unlimited; Issuable in Series.

(a)  The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

(b)  The Securities may be issued in one or more series. There shall be established in one or more Board Resolutions or pursuant to authority granted by one or more Board Resolutions and, subject to Section 303, set forth in, or determined in the manner provided in, an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series, any or all of the following, as applicable (each of which (except for the matters set forth in clauses (1), (2), (3) and (20) below), if so provided, may be determined from time to time by the Company with respect to unissued Securities of the series and set forth in such Securities of the series when issued from time to time):

(1)  the title of the Securities of the series (which shall distinguish the Securities of the series from all other series of Securities) and the Trustee of the Securities of the series;

(2)  the Subsidiary Guarantors, if any, for such series of Securities, if other than as provided herein;

(3)  any limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 304, 305, 306, 906, 1107 or 1305);

(4)  the extent and manner, if any, to which payment on or in respect of Securities of that series will be senior or will be subordinated to the prior payment or other liabilities and obligations of the Company and the extent and manner, if any, to which payment on or in respect of the Subsidiary Guarantee will be senior or will be subordinated to the prior payment or other liabilities and obligations of the Subsidiary Guarantors, as applicable, if other than as provided herein;

(5)  the percentage or percentages of principal amount at which the Securities of a series will be issued;

(6)  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Securities of the series is payable;

(7)  the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date, if any, for the interest payable on any Registered Security on any Interest Payment Date, or the method by which such date or dates shall be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30-day months;

(8)  the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of (and premium, if any) and interest, if any, on Securities of the series shall be payable, where any Registered Securities of the series may be surrendered for registration of transfer, where Securities of the series may be surrendered for exchange, where Securities of the series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable and, if different than the location specified in Section 105, the place or places where notices or demands to or upon the Company in respect of the Securities of the series and this Indenture may be served;

(9)  the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option;

(10)  the obligation, if any, of the Company to redeem, repay or purchase Securities of the series pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Securities of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(11)  if other than denominations of $1,000 and any integral multiple thereof, the denomination or denominations in which any Registered Securities of the series shall be issuable and, if other than denominations of $5,000, the denomination or denominations in which any Bearer Securities of the series shall be issuable;

(12)  if other than the Company or the Trustee, the identity of each Security Registrar and/or Paying Agent;

(13)  if other than the principal amount thereof, the portion of the principal amount of Securities of the series that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 503 or the method by which such portion shall be determined;

(14)  if other than Dollars, the Currency in which payment of the principal of (or premium, if any) or interest, if any, on the Securities of the series shall be payable or in which the Securities of the series shall be denominated and the particular provisions applicable thereto in accordance with, in addition to or in lieu of any of the provisions of Section 312;

(15)  whether the amount of payments of principal of (or premium, if any) or interest, if any, on the Securities of the series may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more Currencies, commodities, equity indices or other indices), and the manner in which such amounts shall be determined;

(16)  whether the principal of (or premium, if any) or interest, if any, on the Securities of the series are to be payable, at the election of the Company or a Holder thereof, in a Currency other than that in which such Securities are denominated or stated to be payable, the period or periods within which (including the Election Date), and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the Currency in which such Securities are denominated or stated to be payable and the Currency in which such Securities are to be so payable, in each case in accordance with, in addition to or in lieu of any of the provisions of Section 312;

(17)  the designation of the initial Exchange Rate Agent, if any;

(18)  the applicability, if any, of Sections 1402 and/or 1403 to the Securities of the series and any deletion from, modification of, in addition to or in lieu of any of the provisions of Article Fourteen with respect to Securities of that series whether or not consistent with the provisions of Article Fourteen set forth herein;

(19)  provisions, if any, granting special rights to the Holders of Securities of the series upon the occurrence of such events as may be specified;

(20)  any deletions from, modifications of or additions to the Events of Default or covenants (including any deletions from, modifications of or additions to Section 1008) of the Company with respect to Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

(21)  whether Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities, whether any Securities of the series are to be issuable initially in temporary global form and whether any Securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 305, whether Registered Securities of the series may be exchanged for Bearer Securities of the series (if permitted by applicable laws and regulations), whether Bearer Securities of the series may be exchanged for Registered Securities of such series, and the circumstances under which and the place or places where any such exchanges may be made and if Securities of the series are to be issuable in global form, the identity of any initial depository therefor;

(22)  the date as of which any Bearer Securities of the series and any temporary global Security representing Outstanding Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

(23)  the Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Security on an Interest Payment Date will be paid if other than in the manner provided in Section 304;

(24)  if Securities of the series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(25)  if the Securities of the series are to be issued upon the exercise of warrants, the time, manner and place for such Securities to be authenticated and delivered;

(26)  any applicable terms or conditions related to the addition or removal of any Subsidiary Guarantor in respect of Securities of the series, if other than as provided herein;

(27)  whether, under what circumstances and the Currency in which the Company and/or any of the Subsidiary Guarantors will pay Additional Amounts as contemplated by Section 1005 on the Securities of the series to any Holder (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Company and/or any of the Subsidiary Guarantors will have the option to redeem such Securities rather than pay such Additional Amounts (and the terms of any such option);

(28)  if the Securities of the series are to be convertible into or exchangeable for any securities of any Person (including the Company), the terms and conditions upon which such Securities will be so convertible or exchangeable;

(29)  the application, if any, of Sections 1005 and 1108 to the Securities of that series; and

(30)  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the series (which terms shall not be inconsistent with the requirements of the Trust Indenture Legislation or the provisions of this Indenture).

(c)  All Securities of any one series and the coupons appertaining to any Bearer Securities of such series shall be substantially identical except, in the case of Registered Securities, as to denomination and except as may otherwise be provided in or pursuant to such Board Resolution (subject to Section 303) and set forth in such Officer’s Certificate or in any such indenture supplemental hereto. Not all Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Securities of such series.

(d)  If any of the terms of the series are established by action taken pursuant to one or more Board Resolutions, such Board Resolutions shall be delivered to the Trustee at or prior to the delivery of the Officer’s Certificate setting forth the terms of the series.

SECTION 302.  Denominations.

The Securities of each series shall be issuable in such denominations as shall be specified as contemplated by Section 301. With respect to Securities of any series denominated in Dollars, in the absence of any such provisions, the Registered Securities of such series, other than Registered Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Bearer Securities of such series, other than the Bearer Securities issued in global form (which may be of any denomination), shall be issuable in a denomination of $5,000.

SECTION 303.  Execution, Authentication, Delivery and Dating.

(a)  The Securities and any coupons appertaining thereto shall be executed on behalf of the Company by its Chairman, its Deputy Chairman, its President or a Vice President, and attested by a Vice President, its Secretary or an Assistant Secretary. The signature of any of these officers on the Securities or coupons may be the manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Securities.

(b)  Securities or coupons bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities or coupons.

(c)  At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series together with any coupon appertaining thereto, executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with such Company Order shall authenticate and deliver such Securities; provided, however, that, in connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States; and provided further that, unless otherwise specified with respect to any series of Securities pursuant to Section 301, a Bearer Security may be delivered in connection with its original issuance only if the Person entitled to receive such Bearer Security shall have furnished a certificate in the form set forth in Exhibit A-1 to this Indenture, dated no earlier than 15 days prior to the earlier of the date on which such Bearer Security is delivered and the date on which any temporary Security first becomes exchangeable for such Bearer Security in accordance with the terms of such temporary Security and this Indenture. If any Security shall be represented by a permanent global Bearer Security, then, for purposes of this Section and Section 304, the notation of a beneficial owner’s interest therein upon original issuance of such Security or upon exchange of a portion of a temporary global Security shall be deemed to be delivery in connection with its original issuance of such beneficial owner’s interest in such permanent global Security. Except as permitted by Section 306, the Trustee shall not authenticate and deliver any Bearer Security unless all appurtenant coupons for interest then matured have been detached and cancelled. If not all the Securities of any series are to be issued at one time and if the Board Resolution or supplemental indenture establishing such series shall so permit, such Company Order may set forth procedures acceptable to the Trustee for the issuance of such Securities and determining terms of particular Securities of such series such as interest rate, stated maturity, date of issuance and date from which interest shall accrue.

(d)  In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to Trust Indenture Legislation) shall be fully protected in relying upon, an Opinion of Counsel stating:

(1)  that the form or forms of such Securities and any coupons have been established in conformity with the provisions of this Indenture;

(2)  that the terms of such Securities and any coupons have been established in conformity with the provisions of this Indenture;

(3)  that such Securities, together with any coupons appertaining thereto, when completed by appropriate insertions and executed and delivered by the Company to the Trustee for authentication in accordance with this Indenture, authenticated and delivered by the Trustee in accordance with this Indenture and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights, to general equitable principles and to such other qualifications as such counsel shall conclude do not materially affect the rights of Holders of such Securities and any coupons;

(4)  that the Company has the corporate power to issue such Securities and any coupons, and has duly taken all necessary corporate action with respect to such issuance; and

(5)  that the issuance of such Securities and any coupons will not contravene the articles of incorporation or by-laws of the Company.

(e)  Notwithstanding the provisions of Section 301 and of the preceding two paragraphs, if not all the Securities of any series are to be issued at one time, it shall not be necessary to deliver the Officer’s Certificate otherwise required pursuant to Section 301 or the Company Order and Opinion of Counsel otherwise required pursuant to the preceding two paragraphs prior to or at the time of issuance of each Security, but such documents shall be delivered prior to or at the time of issuance of the first Security of such series.

(f)  The Trustee shall not be required to authenticate and deliver any such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

(g)  Each Registered Security shall be dated the date of its authentication and each Bearer Security shall be dated as of the date specified as contemplated by Section 301.

(h)  No Security or coupon shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 310 together with a written statement (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Company, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

SECTION 304.  Temporary Securities.

(a)  Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued, in registered form or, if authorized, in bearer form with one or more coupons or without coupons, and with such appropriate insertions, omissions, substitutions and other variations as conclusively the officers executing such Securities may determine, as conclusively evidenced by their execution of such Securities. Such temporary Securities may be in global form.

(b)  Except in the case of temporary Securities in global form (which shall be exchanged in accordance with the provisions of the following paragraphs), if temporary Securities of any series are issued, the Company will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series (accompanied by any unmatured coupons appertaining thereto), the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of the same series of authorized denominations; provided, however, that no definitive Bearer Security shall be delivered in exchange for a temporary Registered Security; and provided further that a definitive Bearer Security shall be delivered in exchange for a temporary Bearer Security only in compliance with the conditions set forth in Section 303. Until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

(c)  If temporary Securities of any series are issued in global form, any such temporary global Security shall, unless otherwise provided therein, be delivered to the London office of a depositary or common depositary (the “Common Depositary”), for the benefit of Euroclear and Clearstream, for credit to the respective accounts of the beneficial owners of such Securities (or to such other accounts as they may direct).

(d)  Without unnecessary delay but in any event not later than the date specified in, or determined pursuant to the terms of, any such temporary global Security (the “Exchange Date”), the Company shall deliver to the Trustee definitive Securities, in aggregate principal amount equal to the principal amount of such temporary global Security, executed by the Company. On or after the Exchange Date such temporary global Security shall be surrendered by the Common Depositary to the Trustee, as the Company’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities without charge and the Trustee shall authenticate and deliver, in exchange for each portion of such temporary global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such temporary global Security to be exchanged. The definitive Securities to be delivered in exchange for any such temporary global Security shall be in bearer form, registered form, permanent global bearer form or permanent global registered form, or any combination thereof, as specified as contemplated by Section 301, and, if any combination thereof is so specified, as requested by the beneficial owner thereof; provided, however, that, unless otherwise specified in such temporary global Security, upon such presentation by the Common Depositary, such temporary global Security is accompanied by a certificate dated the Exchange Date or a subsequent date and signed by Euroclear as to the portion of such temporary global Security held for its account then to be exchanged and a certificate dated the Exchange Date or a subsequent date and signed by Clearstream as to the portion of such temporary global Security held for its account then to be exchanged, each in the form set forth in Exhibit A-2 to this Indenture (or in such other form as may be established pursuant to Section 301); and provided further that definitive Bearer Securities shall be delivered in exchange for a portion of a temporary global Security only in compliance with the requirements of Section 303.

(e)  Unless otherwise specified in such temporary global Security, the interest of a beneficial owner of Securities of a series in a temporary global Security shall be exchanged for definitive Securities of the same series and of like tenor following the Exchange Date when the account holder instructs Euroclear or Clearstream, as the case may be, to request such exchange on his behalf and delivers to Euroclear or Clearstream, as the case may be, a certificate in the form set forth in Exhibit A-1 to this Indenture (or in such other form as may be established pursuant to Section 301), dated no earlier than 15 days prior to the Exchange Date, copies of which certificate shall be available from the offices of Euroclear and Clearstream, the Trustee, any Authenticating Agent appointed for such series of Securities and each Paying Agent. Unless otherwise specified in such temporary global Security, any such exchange shall be made free of charge to the beneficial owners of such temporary global Security, except that a Person receiving definitive Securities must bear the cost of insurance, postage, transportation and the like in the event that such Person does not take delivery of such definitive Securities in person at the offices of Euroclear or Clearstream. Definitive Securities in bearer form to be delivered in exchange for any portion of a temporary global Security shall be delivered only outside the United States.

(f)  Until exchanged in full as hereinabove provided, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of the same series and of like tenor authenticated and delivered hereunder, except that, unless otherwise specified as contemplated by Section 301, interest payable on a temporary global Security on an Interest Payment Date for Securities of such series occurring prior to the applicable Exchange Date shall be payable to Euroclear and Clearstream on such Interest Payment Date upon delivery by Euroclear and Clearstream to the Trustee of a certificate or certificates in the form set forth in Exhibit A-2 to this Indenture (or in such other form as may be established pursuant to Section 301), for credit without further interest thereon on or after such Interest Payment Date to the respective accounts of the Persons who are the beneficial owners of such temporary global Security on such Interest Payment Date and who have each delivered to Euroclear or Clearstream, as the case may be, a certificate dated no earlier than 15 days prior to the Interest Payment Date occurring prior to such Exchange Date in the form set forth in Exhibit A-1 to this Indenture (or in such other form as may be established pursuant to Section 301). Notwithstanding anything to the contrary herein contained, the certifications made pursuant to this paragraph shall satisfy the certification requirements of the preceding two paragraphs of this Section and of the third paragraph of Section 303 of this Indenture and the interests of the Persons who are the beneficial owners of the temporary global Security with respect to which such certification was made will be exchanged for definitive Securities of the same series and of like tenor on the Exchange Date or the date of certification if such date occurs after the Exchange Date, without further act or deed by such beneficial owners. Except as otherwise provided in this paragraph, no payments of principal (or premium, if any) or interest, if any, owing with respect to a beneficial interest in a temporary global Security will be made unless and until such interest in such temporary global Security shall have been exchanged for an interest in a definitive Security. Any interest so received by Euroclear and Clearstream and not paid as herein provided shall be returned to the Trustee immediately prior to the expiration of two years after such Interest Payment Date in order to be repaid to the Company in accordance with Section 1003.

SECTION 305.  Registration, Registration of Transfer and Exchange.

(a)  So long as required by Trust Indenture Legislation, the Company shall keep at its principal office in the Province of Ontario, or shall cause to be kept at the office or agency of a trust corporation registered under the Loan and Trust Corporations Act (Ontario), a securities register (the “Central Register”) of Holders of each series of Securities maintained in compliance with the laws of the Province of Ontario. The Company will cause the particulars of each such issue, exchange or transfer of Securities to be recorded in the Central Register. The Company shall initially be the central security registrar (the “Central Security Registrar”) for the purpose of registering Securities and transfers and exchanges of Securities in the Central Register as provided herein; provided, however, the Company may appoint from time to time one or more successor Central Security Registrars and may from time to time rescind any such appointment. If no longer required by Trust Indenture Legislation, the Company may appoint a Person other than the Company or a trust corporation registered under the Loan and Trust Corporations Act (Ontario) as the Central Securities Registrar.

(b)  The Company shall also cause to be maintained a branch register (a “branch register”) or branch registers of Holders of Securities in accordance with Section 1002 in the same manner and containing the same information with respect to each entry contained therein as contained in the Central Register. A copy of every entry in a branch register shall, promptly after the entry is made, be transmitted to the Central Security Registrar. If there is a conflict between the information contained in the Central Register and the information contained in the branch register, the information contained in the Central Register shall prevail. The Central Register together with each branch register are collectively referred to herein as the “Security Register”. At all reasonable times, the Security Register shall be open to inspection by the Trustee. The Trustee is hereby initially appointed as branch security registrar (the “Branch Security Registrar”) for the purpose of maintaining a branch register at its Corporate Trust Office; provided, however, the Company may appoint from time to time one or more successor or additional Branch Security Registrars and may from time to time rescind any such appointment. The Central Security Registrar together with each Branch Security Registrar are collectively referred to herein as the “Security Registrar”.

(c)  Upon surrender for registration of transfer of any Registered Security of any series at the office or agency in a Place of Payment for that series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee, one or more new Registered Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor.

(d)  At the option of the Holder, Registered Securities of any series may be exchanged for other Registered Securities of the same series, of any authorized denomination and of a like aggregate principal amount, upon surrender of the Registered Securities to be exchanged at such office or agency. Whenever any Registered Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Registered Securities which the Holder making the exchange is entitled to receive. Unless otherwise specified with respect to any series of Securities as contemplated by Section 301, Bearer Securities may not be issued in exchange for Registered Securities.

(e)  If (but only if) expressly permitted in or pursuant to the applicable Board Resolution and (subject to Section 303) set forth in the applicable Officer’s Certificate, or in any indenture supplemental hereto, delivered as contemplated by Section 301, at the option of the Holder, Bearer Securities of any series may be exchanged for Registered Securities of the same series of any authorized denomination and of a like aggregate principal amount and tenor, upon surrender of the Bearer Securities to be exchanged at any such office or agency, with all unmatured coupons and all matured coupons in default thereto appertaining. If the Holder of a Bearer Security is unable to produce any such unmatured coupon or coupons or matured coupon or coupons in default, any such permitted exchange may be effected if the Bearer Securities are accompanied by payment in funds acceptable to the Company in an amount equal to the face amount of such missing coupon or coupons, or the surrender of such missing coupon or coupons may be waived by the Company and the Trustee if there is furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to any Paying Agent any such missing coupon in respect of which such a payment shall have been made, such Holder shall be entitled to receive the amount of such payment; provided, however, that, except as otherwise provided in Section 1002, interest represented by coupons shall be payable only upon presentation and surrender of those coupons at an office or agency located outside the United States. Notwithstanding the foregoing, in case a Bearer Security of any series is surrendered at any such office or agency in a permitted exchange for a Registered Security of the same series and like tenor after the close of business at such office or agency on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the coupon relating to such Interest Payment Date or proposed date for payment, as the case may be, and interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the provisions of this Indenture.

(f)  Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

(g)  Notwithstanding the foregoing, except as otherwise specified as contemplated by Section 301, any permanent global Security shall be exchangeable only as provided in this paragraph. If any beneficial owner of an interest in a permanent global Security is entitled to exchange such interest for Securities of such series and of like tenor and principal amount of another authorized form and denomination, as specified as contemplated by Section 301 and provided that any applicable notice provided in the permanent global Security shall have been given, then without unnecessary delay but in any event not later than the earliest date on which such interest may be so exchanged, the Company shall deliver to the Trustee definitive Securities in aggregate principal amount equal to the principal amount of such beneficial owner’s interest in such permanent global Security, executed by the Company. On or after the earliest date on which such interests may be so exchanged, such permanent global Security shall be surrendered by the Common Depositary or such other depositary as shall be specified in the Company Order with respect thereto to the Trustee, as the Company’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities without charge, and the Trustee shall authenticate and deliver, in exchange for each portion of such permanent global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such permanent global Security to be exchanged which, unless the Securities of the series are not issuable both as Bearer Securities and as Registered Securities, as specified as contemplated by Section 301, shall be in the form of Bearer Securities or Registered Securities, or any combination thereof, as shall be specified by the beneficial owner thereof; provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities to be redeemed and ending on the relevant Redemption Date if the Security for which exchange is requested may be among those selected for redemption; and provided, further, that no Bearer Security delivered in exchange for a portion of a permanent global Security shall be mailed or otherwise delivered to any location in the United States. If a Registered Security is issued in exchange for any portion of a permanent global Security after the close of business at the office or agency where such exchange occurs on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Registered Security, but will be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such permanent global Security is payable in accordance with the provisions of this Indenture.

(h)  If at any time the Depositary of a series notifies the Company that it is unwilling, unable or no longer qualifies to continue as Depositary of such series or if at any time the Depositary for such series shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation, the Company shall appoint a successor depositary with respect to the Securities for such series. If a successor to the Depositary is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such condition, as the case may be, the Company’s election pursuant to Section 301 shall no longer be effective with respect to the Securities for such series and the Company will execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Securities of such series, will authenticate and deliver Securities of such series in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the global Security or Securities representing such series in exchange for such global Security or Securities.

(i)  The Company may at any time and in its sole discretion determine that the Securities of any series issued in the form of one or more global Securities shall no longer be represented by such global Security or Securities. In such event the Company will execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Securities of such series, will authenticate and deliver Securities of such series in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the global Security or Securities representing such series in exchange for such global Security or Securities.

(j)  Upon the exchange of a global Security for Securities in definitive registered form, such global Security shall be cancelled by the Trustee. Securities issued in exchange for a global Security pursuant to this Section shall be registered in such names and in such authorized denominations as the depositary for such global Security, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee in writing. The Trustee shall deliver such Securities to the persons in whose names such Securities are so registered.

(k)  All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

(l)  Every Registered Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

(m)  No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, 906, 1107 or 1305 not involving any transfer.

(n)  The Company shall not be required (i) to issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before the day of the selection for redemption of Securities of that series under Sections 1103 or 1203 and ending at the close of business on (A) if Securities of the series are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part, or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor; provided that such Registered Security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

SECTION 306.  Mutilated, Destroyed, Lost and Stolen Securities.

(a)  If any mutilated Security or a Security with a mutilated coupon appertaining to it is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding, with coupons corresponding to the coupons, if any, appertaining to the surrendered Security, or, in case any such mutilated Security or coupon has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, with coupons corresponding to the coupons, if any, appertaining to the surrendered Security, pay such Security or coupon.

(b)  If there shall be delivered to the Company and to the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security or coupon and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security or coupon has been acquired by a good faith purchaser (as defined under the Business Corporations Act (Ontario)) or a protected purchaser (as defined in Article 8 of the Uniform Commercial Code), as applicable, the Company shall execute and upon Company Order the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security or in exchange for the Security for which a destroyed, lost or stolen coupon appertains (with all appurtenant coupons not destroyed, lost or stolen), a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding, with coupons corresponding to the coupons, if any, appertaining to such destroyed, lost or stolen Security or to the Security to which such destroyed, lost or stolen coupon appertains.

(c)  Notwithstanding the provisions of the previous two paragraphs, in case any such mutilated, destroyed, lost or stolen Security or coupon has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, with coupons corresponding to the coupons, if any, appertaining to such mutilated, destroyed, lost or stolen Security or to the Security to which such mutilated, destroyed, lost or stolen coupon appertains, pay such Security or coupon; provided, however, that payment of principal of (and premium, if any) and interest, if any, on Bearer Securities shall, except as otherwise provided in Section 1002, be payable only at an office or agency located outside the United States and, unless otherwise specified as contemplated by Section 301, any interest on Bearer Securities shall be payable only upon presentation and surrender of the coupons appertaining thereto.

(d)  Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

(e)  Every new Security of any series with its coupons, if any, issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security or in exchange for a Security to which a mutilated, destroyed, lost or stolen coupon appertains, shall constitute an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Security and its coupons, if any, or the mutilated, destroyed, lost or stolen coupon shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series and their coupons, if any, duly issued hereunder.

(f)  The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or coupons.

SECTION 307.  Payment of Interest; Interest Rights Preserved; Optional Interest Reset.

(a)  Unless otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest, if any, on any Registered Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Company maintained for such purpose pursuant to Section 1002; provided, however, that each installment of interest, if any, on any Registered Security may at the Company’s option be paid by (i) mailing a check for such interest, payable to or upon the written order of the Person entitled thereto pursuant to Section 309, to the address of such Person as it appears on the Security Register or (ii) wire transfer to an account located in the United States or Canada maintained by the payee.

(b)  Unless otherwise provided as contemplated by Section 301 with respect to the Securities of any series, payment of interest, if any, may be made, in the case of a Bearer Security, by transfer to an account located outside the United States maintained by the payee.

(c)  Unless otherwise provided as contemplated by Section 301, every permanent global Security will provide that interest, if any, payable on any Interest Payment Date will be paid to each of Euroclear and Clearstream with respect to that portion of such permanent global Security held for its account by the Common Depositary, for the purpose of permitting each of Euroclear and Clearstream to credit the interest, if any, received by it in respect of such permanent global Security to the accounts of the beneficial owners thereof.

(d)  Any interest on any Registered Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such defaulted interest and, if applicable, interest on such defaulted interest (to the extent lawful) at the rate specified in the Securities of such series (such defaulted interest and, if applicable, interest thereon herein collectively called “Defaulted Interest”) may be paid by the Company, at its election in each case, as provided in clause (1) or (2) below:

(1)  The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Registered Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Registered Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose name the Registered Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause(2).

(2)  The Company may make payment of any Defaulted Interest on the Registered Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

(e)  The provisions of this Section 307(e) may be made applicable to any series of Securities pursuant to Section 301 (with such modifications, additions or substitutions as may be specified pursuant to such Section 301). The interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) on any Security of such series may be reset by the Company on the date or dates specified on the face of such Security (each an “Optional Reset Date”). The Company may exercise such option with respect to such Security by notifying the Trustee of such exercise at least 50 but not more than 60 days prior to an Optional Reset Date for such Security, which notice shall set forth the specific information to be contained in the Reset Notice (as defined below). Not later than 40 days prior to each Optional Reset Date, the Trustee shall transmit, in the manner provided for in Section 106, to the Holder of any such Security a notice (the “Reset Notice”) indicating whether the Company has elected to reset the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable), and if so (i) such new interest rate (or such new spread or spread multiplier, if applicable) or method of determining such rate (or spread or spread multiplier, if applicable) and (ii) the provisions, if any, for redemption during the period from such Optional Reset Date to the next Optional Reset Date or if there is no such next Optional Reset Date, to the Stated Maturity Date of such Security (each such period a “Subsequent Interest Period”), including the date or dates on which or the period or periods during which and the price or prices at which such redemption may occur during the Subsequent Interest Period.

(f)  Notwithstanding the foregoing, not later than 20 days prior to the Optional Reset Date, the Company may, at its option, revoke the interest rate (or spread or spread multiplier used to calculate such interest rate, if applicable) or method of determining such interest rate (or spread or spread multiplier, if applicable) provided for in the Reset Notice and establish an interest rate (or a spread or spread multiplier used to calculate such interest rate, if applicable) or method of determining such interest rate (or spread or spread multiplier, if applicable) that is higher than the interest rate (or spread or spread multiplier, if applicable) or method of determining such interest rate (or spread or spread multiplier, if applicable) provided for in the Reset Notice, for the Subsequent Interest Period by causing the Trustee to transmit, in the manner provided for in Section 106, notice of such higher interest rate (or such higher spread or spread multiplier, if applicable) or method of determining such interest rate (or spread or spread multiplier, if applicable) to the Holder of such Security. Such notice shall be irrevocable. All Securities with respect to which the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) is reset on an Optional Reset Date, and with respect to which the Holders of such Securities have not tendered such Securities for repayment (or have validly revoked any such tender) pursuant to the next succeeding paragraph, will bear such higher interest rate (or such higher spread or spread multiplier, if applicable).

(g)  The Holder of any such Security will have the option to elect repayment by the Company of the principal of such Security on each Optional Reset Date at a price equal to the principal amount thereof plus interest accrued to such Optional Reset Date. In order to obtain repayment on an Optional Reset Date, the Holder must follow the procedures set forth in Article Thirteen for repayment at the option of Holders except that the period for delivery or notification to the Trustee shall be at least 25 but not more than 35 days prior to such Optional Reset Date and except that, if the Holder has tendered any Security for repayment pursuant to the Reset Notice, the Holder may, by written notice to the Trustee, revoke such tender or repayment until the close of business on the tenth day before such Optional Reset Date.

(h)  Subject to the foregoing provisions of this Section and Section 305, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

SECTION 308.  Optional Extension of Stated Maturity.

(a)  The provisions of this Section 308 may be made applicable to any series of Securities pursuant to Section 301 (with such modifications, additions or substitutions as may be specified pursuant to such Section 301). The Stated Maturity of any Security of such series may be extended at the option of the Company for the period or periods specified on the face of such Security (each an “Extension Period”) up to but not beyond the date (the “Final Maturity”) set forth on the face of such Security. The Company may exercise such option with respect to any Security by notifying the Trustee of such exercise at least 50 but not more than 60 days prior to the Stated Maturity of such Security in effect prior to the exercise of such option (the “Original Stated Maturity”), which notice shall set forth the specific information to be contained in the Extension Notice (as defined below). If the Company exercises such option, the Trustee shall transmit, in the manner provided for in Section 106, to the Holder of such Security not later than 40 days prior to the Original Stated Maturity a notice (the “Extension Notice”) indicating (i) the election of the Company to extend the Stated Maturity, (ii) the new Stated Maturity, (iii) the interest rate, if any, applicable to the Extension Period and (iv) the provisions, if any, for redemption during such Extension Period. Upon the Trustee’s transmittal of the Extension Notice, the Stated Maturity of such Security shall be extended automatically and, except as modified by the Extension Notice and as described in the next paragraph, such Security will have the same terms as prior to the transmittal of such Extension Notice.

(b)  Notwithstanding the foregoing, not later than 20 days before the Original Stated Maturity of such Security, the Company may, at its option, revoke the interest rate provided for in the Extension Notice and establish a higher interest rate for the Extension Period by causing the Trustee to transmit, in the manner provided for in Section 106, notice of such higher interest rate to the Holder of such Security. Such notice shall be irrevocable. All Securities with respect to which the Stated Maturity is extended will bear such higher interest rate.

(c)  If the Company extends the Maturity of any Security, the Holder will have the option to elect repayment of such Security by the Company on the Original Stated Maturity at a price equal to the principal amount thereof, plus interest accrued to such date. In order to obtain repayment on the Original Stated Maturity once the Company has extended the Maturity thereof, the Holder must follow the procedures set forth in Article Thirteen for repayment at the option of Holders, except that the period for delivery or notification to the Trustee shall be at least 25 but not more than 35 days prior to the Original Stated Maturity and except that, if the Holder has tendered any Security for repayment pursuant to an Extension Notice, the Holder may by written notice to the Trustee revoke such tender for repayment until the close of business on the tenth day before the Original Stated Maturity.

SECTION 309.  Persons Deemed Owners.

(a)  Prior to due presentment of a Registered Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Registered Security is registered as the owner of such Registered Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Sections 305 and 307) interest, if any, on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and none of the Company, the Trustee or any agent of the Company or the Trustee shall be affected by notice to the contrary.

(b)  Title to any Bearer Security and any coupons appertaining thereto shall pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security and the bearer of any coupon as the absolute owner of such Security or coupon for the purpose of receiving payment thereof or on account thereof and for all other purposes whatsoever, whether or not such Security or coupons be overdue, and none of the Company, the Trustee or any agent of the Company or the Trustee shall be affected by notice to the contrary.

(c)  None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(d)  Notwithstanding the foregoing, with respect to any global Security, nothing herein shall prevent the Company, the Trustee, or any agent of the Company or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by any depositary, as a Holder, with respect to such global Security or impair, as between such depositary and owners of beneficial interests in such global Security, the operation of customary practices governing the exercise of the rights of such depositary (or its nominee) as Holder of such global Security.

SECTION 310.  Cancellation.

All Securities and coupons surrendered for payment, redemption, repayment at the option of the Holder, registration of transfer or exchange or for credit against any current or future sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Securities and coupons so delivered to the Trustee shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. If the Company shall so acquire any of the Securities, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are surrendered to the Trustee for cancellation. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures and certification of their disposal delivered to the Company unless by Company Order the Company shall direct that cancelled Securities be returned to it.

SECTION 311.  Computation of Interest.

Except as otherwise specified as contemplated by Section 301 with respect to any Securities, interest, if any, on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 312.  Currency and Manner of Payments in Respect of Securities.

(a)  With respect to Registered Securities of any series not permitting the election provided for in paragraph (b) below or the Holders of which have not made the election provided for in paragraph (b) below, and with respect to Bearer Securities of any series, except as provided in paragraph (d) below, payment of the principal of (and premium, if any) and interest, if any, on any Registered or Bearer Security of such series will be made in the Currency in which such Registered Security or Bearer Security, as the case may be, is payable. The provisions of this Section 312 may be modified or superseded with respect to any Securities pursuant to Section 301.

(b)  It may be provided pursuant to Section 301 with respect to Registered Securities of any series that Holders shall have the option, subject to paragraphs (d) and (e) below, to receive payments of principal of (or premium, if any) or interest, if any, on such Registered

Securities in any of the Currencies which may be designated for such election by delivering to the Trustee a written election with signature guarantees and in the applicable form established pursuant to Section 301, not later than the close of business on the Election Date immediately preceding the applicable payment date. If a Holder so elects to receive such payments in any such Currency, such election will remain in effect for such Holder or any transferee of such Holder until changed by such Holder or such transferee by written notice to the Trustee (but any such change must be made not later than the close of business on the Election Date immediately preceding the next payment date to be effective for the payment to be made on such payment date and no such change of election may be made with respect to payments to be made on any Registered Security of such series with respect to which an Event of Default has occurred or with respect to which the Company has deposited funds pursuant to Article Four or Fourteen or with respect to which a notice of redemption has been given by the Company or a notice of option to elect repayment has been sent by such Holder or such transferee). In the event any Holder makes any such election pursuant to the preceding sentence, such election will not be effective on any transferee of such Holder and such transferee shall be paid in the Currency indicated pursuant to paragraph (a) above unless such transferee makes an election pursuant to the preceding sentence; provided, however, that such election, if in effect at the time funds are deposited with respect to the Securities of such series as described in Section 401(a)(2), will be effective on any transferee of such Holder unless otherwise specified pursuant to Section 301 for the Securities of such series. Any Holder of any such Registered Security who shall not have delivered any such election to the Trustee not later than the close of business on the applicable Election Date will be paid the amount due on the applicable payment date in the relevant Currency as provided in Section 312(a). In no case may a Holder of Securities of any series elect to receive payments in any Currency as described in this Section 312(b) following a deposit of funds with respect to the Securities of such series as described in Section 401(a)(2). The Trustee shall notify the Exchange Rate Agent as soon as practicable after the Election Date of the aggregate principal amount of Registered Securities for which Holders have made such written election.

(c)  Unless otherwise specified pursuant to Section 301, if the election referred to in paragraph (b) above has been provided for pursuant to Section 301, then, unless otherwise specified pursuant to Section 301, not later than the fourth Business Day after the Election Date for each payment date for Registered Securities of any series, the Exchange Rate Agent will deliver to the Company a written notice specifying, in the Currency in which Registered Securities of such series are payable, the respective aggregate amounts of principal of (and premium, if any) and interest, if any, on the Registered Securities to be paid on such payment date, specifying the amounts in such Currency so payable in respect of the Registered Securities as to which the Holders of Registered Securities of such series shall have elected to be paid in another Currency as provided in paragraph (b) above. If the election referred to in paragraph (b) above has been provided for pursuant to Section 301 and if at least one Holder has made such election, then, unless otherwise specified pursuant to Section 301, on the second Business Day preceding such payment date the Company will deliver to the Trustee for such series of Registered Securities an Exchange Rate Officer’s Certificate in respect of the Dollar or Foreign Currency payments to be made on such payment date. Unless otherwise specified pursuant to Section 301, the Dollar or Foreign Currency amount receivable by Holders of Registered Securities who have elected payment in a Currency as provided in paragraph (b) above shall be determined by the Company on the basis of the applicable Market Exchange Rate in effect on the third Business Day (the “Valuation Date”) immediately preceding each payment date, and such determination shall be conclusive and binding for all purposes, absent manifest error.

(d)  If a Conversion Event occurs with respect to a Foreign Currency in which any of the Securities are denominated or payable other than pursuant to an election provided for pursuant to paragraph (b) above, then with respect to each date for the payment of principal of (and premium, if any) and interest, if any, on the applicable Securities denominated or payable in such Foreign Currency occurring after the last date on which such Foreign Currency was used (the “Conversion Date”), the Dollar shall be the Currency of payment for use on each such payment date. Unless otherwise specified pursuant to Section 301, the Dollar amount to be paid by the Company to the Trustee and by the Trustee or any Paying Agent to the Holders of such Securities with respect to such payment date shall be, in the case of a Foreign Currency other than a Currency unit, the Dollar Equivalent of the Foreign Currency or, in the case of a Currency unit, the Dollar Equivalent of the Currency Unit, in each case as determined by the Exchange Rate Agent in the manner provided in paragraph (f) or (g) below.

(e)  Unless otherwise specified pursuant to Section 301, if the Holder of a Registered Security denominated in any Currency shall have elected to be paid in another Currency as provided in paragraph (b) above, and a Conversion Event occurs with respect to such elected Currency, such Holder shall receive payment in the Currency in which payment would have been made in the absence of such election; and if a Conversion Event occurs with respect to the Currency in which payment would have been made in the absence of such election, such Holder shall receive payment in Dollars as provided in paragraph (d) above.

(f)  The “Dollar Equivalent of the Foreign Currency” shall be determined by the Exchange Rate Agent and shall be obtained for each subsequent payment date after the Conversion Date by converting the specified Foreign Currency into Dollars at the Market Exchange Rate on the Conversion Date.

(g)  The “Dollar Equivalent of the Currency Unit” shall be determined by the Exchange Rate Agent and subject to the provisions of paragraph (h) below shall be the sum of each amount obtained by converting the Specified Amount of each Component Currency into Dollars at the Market Exchange Rate for such Component Currency on the Valuation Date with respect to each payment.

(h)  For purposes of this Section 312 the following terms shall have the following meanings:

A “Component Currency” shall mean any Currency which, on the Conversion Date, was a component Currency of the relevant Currency unit, including, but not limited to, the Euro.

A “Specified Amount” of a Component Currency shall mean the number of units of such Component Currency or fractions thereof which were represented in the relevant Currency unit, including, but not limited to, the Euro, on the Conversion Date. If after the Conversion Date the official unit of any Component Currency is altered by way of combination or subdivision, the Specified Amount of such Component Currency shall be divided or multiplied in the same proportion. If after the Conversion Date two or more Component Currencies are consolidated into a single Currency, the respective Specified Amounts of such Component Currencies shall be replaced by an amount in such single Currency equal to the sum of the respective Specified Amounts of such consolidated Component Currencies expressed in such single Currency, and such amount shall thereafter be a Specified Amount and such single Currency shall thereafter be a Component Currency. If after the Conversion Date any Component Currency shall be divided into two or more currencies, the Specified Amount of such Component Currency shall be replaced by amounts of such two or more currencies, having an aggregate Dollar Equivalent value at the Market Exchange Rate on the date of such replacement equal to the Dollar Equivalent value of the Specified Amount of such former Component Currency at the Market Exchange Rate immediately before such division and such amounts shall thereafter be Specified Amounts and such currencies shall thereafter be Component Currencies. If, after the Conversion Date of the relevant Currency unit, including, but not limited to, the Euro, a Conversion Event (other than any event referred to above in this definition of “Specified Amount”) occurs with respect to any Component Currency of such Currency unit and is continuing on the applicable Valuation Date, the Specified Amount of such Component Currency shall, for purposes of calculating the Dollar Equivalent of the Currency Unit, be converted into Dollars at the Market Exchange Rate in effect on the Conversion Date of such Component Currency.

“Election Date” shall mean the date for any series of Registered Securities as specified pursuant to clause (16) of Section 301(b) by which the written election referred to in paragraph (b) above may be made.

(i)  All decisions and determinations of the Exchange Rate Agent regarding the Dollar Equivalent of the Foreign Currency, the Dollar Equivalent of the Currency Unit, the Market Exchange Rate and changes in the Specified Amounts as specified above shall be in its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Company, the Trustee and all Holders of such Securities denominated or payable in the relevant Currency. The Exchange Rate Agent shall promptly give written notice to the Company and the Trustee of any such decision or determination.

(j)  In the event that the Company determines in good faith that a Conversion Event has occurred with respect to a Foreign Currency, the Company will immediately give written notice thereof to the Trustee and to the Exchange Rate Agent (and the Trustee will promptly thereafter give notice in the manner provided for in Section 106 to the affected Holders) specifying the Conversion Date. In the event the Company so determines that a Conversion Event has occurred with respect to the Euro or any other Currency unit in which Securities are denominated or payable, the Company will immediately give written notice thereof to the Trustee and to the Exchange Rate Agent (and the Trustee will promptly thereafter give notice in the manner provided for in Section 106 to the affected Holders) specifying the Conversion Date and the Specified Amount of each Component Currency on the Conversion Date. In the event the Company determines in good faith that any subsequent change in any Component Currency as set forth in the definition of Specified Amount above has occurred, the Company will similarly give written notice to the Trustee and the Exchange Rate Agent.

(k)  The Trustee shall be fully justified and protected in relying and acting upon information received by it from the Company and the Exchange Rate Agent and shall not otherwise have any duty or obligation to determine the accuracy or validity of such information independent of the Company or the Exchange Rate Agent.

SECTION 313.  Appointment and Resignation of Successor Exchange Rate Agent.

(a)  Unless otherwise specified pursuant to Section 301, if and so long as the Securities of any series (i) are denominated in a Currency other than Dollars or (ii) may be payable in a Currency other than Dollars, or so long as it is required under any other provision of this Indenture, then the Company will maintain with respect to each such series of Securities, or as so required, at least one Exchange Rate Agent. The Company will cause the Exchange Rate Agent to make the necessary foreign exchange determinations at the time and in the manner specified pursuant to Section 301 for the purpose of determining the applicable rate of exchange and, if applicable, for the purpose of converting the issued Currency into the applicable payment Currency for the payment of principal (and premium, if any) and interest, if any, pursuant to Section 312.

(b)  No resignation of the Exchange Rate Agent and no appointment of a successor Exchange Rate Agent pursuant to this Section shall become effective until the acceptance of appointment by the successor Exchange Rate Agent as evidenced by a written instrument delivered to the Company and the Trustee accepting such appointment executed by the successor Exchange Rate Agent.

(c)  If the Exchange Rate Agent shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Exchange Rate Agent for any cause with respect to the Securities of one or more series, the Company, by or pursuant to a Board Resolution, shall promptly appoint a successor Exchange Rate Agent or Exchange Rate Agents with respect to the Securities of that or those series (it being understood that any such successor Exchange Rate Agent may be appointed with respect to the Securities of one or more or all of such series and that, unless otherwise specified pursuant to Section 301, at any time there shall only be one Exchange Rate Agent with respect to the Securities of any particular series that are originally issued by the Company on the same date and that are initially denominated and/or payable in the same Currency).

ARTICLE FOUR

SATISFACTION AND DISCHARGE

SECTION 401.  Satisfaction and Discharge of Indenture.

(a)  This Indenture shall upon Company Request cease to be of further effect with respect to any series of Securities specified in such Company Request (except as to any surviving rights of registration of transfer or exchange of Securities of such series expressly provided for herein or pursuant hereto and any right to receive Additional Amounts as contemplated by Section 1005) and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such series when

(1)  either

(A)  all Securities of such series theretofore authenticated and delivered and all coupons, if any, appertaining thereto (other than (i) coupons appertaining to Bearer Securities surrendered for exchange for Registered Securities and maturing after such exchange, whose surrender is not required or has been waived as provided in Section 305, (ii) Securities and coupons of such series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306, (iii) coupons appertaining to Securities called for redemption and maturing after the relevant Redemption Date, whose surrender has been waived as provided in Section 1106, and (iv) Securities and coupons of such series for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Company and thereafter repaid to the Company, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B)  all Securities of such series and, in the case of (i) or (ii) below, any coupons appertaining thereto not theretofore delivered to the Trustee for cancellation

(i)  have become due and payable, or

(ii)  will become due and payable at their Stated Maturity within one year, or

(iii)  if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount in the Currency in which the Securities of such series are payable, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest, if any, to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)  the Company has paid or caused to be paid all other sums payable with respect to the Securities of such series hereunder by the Company; and

(3)  the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.

(b)  Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 605, the obligations of the Trustee to any Authenticating Agent under Section 611 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive.

SECTION 402.  Application of Trust Money.

Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities, the coupons and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

ARTICLE FIVE

REMEDIES

SECTION 501.  Events of Default.

“Event of Default”, wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)  default in the payment of any interest due on any Security of that series, or any related coupon, when such interest or coupon becomes due and payable, and continuance of such default for a period of 30 days; or

(2)  default in the payment of the principal of (or premium, if any, on) any Security of that series at its Maturity; or

(3)  default in the deposit of any sinking fund or analogous payment when due by the terms of any Security of that series and Article Twelve; or

(4)  default in the performance, or breach, of any covenant or agreement of the Company or any Subsidiary Guarantor in this Indenture, and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of all Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(5)  the entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary Guarantor a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary Guarantor under or subject to the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other analogous bankruptcy or insolvency laws in the United States, or the issuance of a sequestration order or the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any Subsidiary Guarantor or in receipt of any substantial part of the property of the Company or any Subsidiary Guarantor, and any such decree, order or appointment continues unstayed and in effect for a period of 90 consecutive days; or

(6)  the institution by the Company or any Subsidiary Guarantor of proceedings to be adjudicated a bankrupt or insolvent, or the consent by the Company or any Subsidiary Guarantor to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Company or any Subsidiary Guarantor of a petition or answer or consent seeking reorganization or relief from creditors in respect of it or its property under or subject to the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other analogous bankruptcy or insolvency laws in the United States or the consent by the Company or any Subsidiary Guarantor to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or such Subsidiary Guarantor, respectively, or of any substantial part of its property, or the making by the Company or any Subsidiary Guarantor of a general assignment for the benefit of creditors, or the admission by the Company or any Subsidiary Guarantor in writing of its inability to pay its debts generally as they become due or the taking by it of corporate action in furtherance of any of the aforesaid purposes; or

(7)  any other Event of Default provided with respect to Securities of that series; or

(8)  any Subsidiary Guarantee ceasing to be, or asserted by any Subsidiary Guarantor as not being, in full force and effect, enforceable according to its terms, except to the extent contemplated by this Indenture, including without limitation the release of any Subsidiary Guarantee in accordance with the terms of this Indenture.

SECTION 502.  Notice of Defaults.

(a)

If an Event of Default with respect to the Securities of any series shall occur and be continuing, the Trustee shall, within 90 days after the Trustee becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Holders of that series, and may, notwithstanding that no Default has occurred with respect to the Securities of any other series, give notice to the Holders of the Securities of such other series in the manner and to the extent provided in Trust Indenture Legislation, unless such Default shall have been cured of waived; provided, however, that, except in the case of a Default in the payment of the principal of (or premium, if any) or interest, if any, on any Security of such series or in the payment of any sinking fund installment with respect to Securities of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the best interest of the Holders of such series and any related coupons; and provided further that in the case of any Default of the character specified in Section 501(4) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof.

(b)

If notice of an Event of Default has been given to Holders and such Event of Default is thereafter remedied or cured prior to the acceleration of the indebtedness of the Company and the Subsidiary Guarantors hereunder pursuant to Section 503, notice that such Event of Default is no longer continuing shall be given by the Trustee to the Persons to whom notice of such Event of Default was given pursuant to this Section, such notice to be given within a reasonable time, not to exceed 30 days, after the Trustee becomes aware that such Event of Default has been remedied or cured during such period of time.

SECTION 503.  Acceleration of Maturity; Rescission and Annulment.

(a)  If an Event of Default described in clause (1), (2), (3), (4), (7) or (8) of Section 501 with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee, acting on written direction of Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable. If an Event of Default described in clause (5) or (6) of Section 501 occurs and is continuing, then in every such case the Trustee, acting on written direction of Holders of not less than 25% in principal amount of all the Securities then Outstanding may declare the principal amount (or, if any such Securities are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Outstanding Securities to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders) and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable.

(b)  At any time after such a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article, the Holders of a majority in principal amount of the Outstanding Securities of that series (or of all series, as the case may be), by written notice to the Company, the Subsidiary Guarantors and the Trustee, may rescind and annul such declaration and its consequences if:

(1)  the Company or a Subsidiary Guarantor has paid or deposited with the Trustee a sum sufficient to pay in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)),

(A)  all overdue interest, if any, on all Outstanding Securities of that series (or of all series, as the case may be) and any related coupons,

(B)  all unpaid principal of (and premium, if any, on) any Outstanding Securities of that series (or of all series, as the case may be) which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate or rates prescribed therefor in such Securities,

(C)  to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

(D)  all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2)  all Events of Default with respect to Securities of that series (or of all series, as the case may be), other than the non-payment of amounts of principal of (or premium, if any, on) or interest on Securities of that series (or of all series, as the case may be) which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 514.

(c)  No such rescission shall affect any subsequent default or impair any right consequent thereon.

SECTION 504.  Collection of Debt and Suits for Enforcement by Trustee.

(a)  Each of the Company and the Subsidiary Guarantors covenants that if

(1)  default is made in the payment of any installment of interest on any Security and any related coupon when such interest becomes due and payable and such default continues for a period of 30 days, or

(2)  default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof,

then the Company or the Subsidiary Guarantors will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Securities and coupons, the whole amount then due and payable on such Securities and coupons for principal (and premium, if any) and interest, if any, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b)  If the Company and the Subsidiary Guarantors fail to pay such amounts forthwith upon such demand, the Trustee, upon receipt of a notice in writing to the Trustee by the Holders of not less than 25% in principal amount of the Outstanding Securities of that series and upon being sufficiently indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, may, in its name as Trustee hereunder institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company, the Subsidiary Guarantors or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company, the Subsidiary Guarantors or any other obligor upon such Securities, wherever situated.

(c)  If an Event of Default with respect to Securities of any series (or of all series, as the case may be) occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series (or of all series, as the case may be) by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 505.  Trustee May File Proofs of Claim.

(a)  In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company, the Subsidiary Guarantors or any other obligor upon the Securities or the property of the Company, the Subsidiary Guarantors or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company or the Subsidiary Guarantors for the payment of overdue principal, premium, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(1)  to file and prove a claim for the whole amount of principal (and premium, if any), or such portion of the principal amount of any series of Original Issue Discount Securities or Indexed Securities as may be specified in the terms of such series, and interest, if any, owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(2)  to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 605.

(b)  Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding except as aforesaid, for the electing of a trustee in bankruptcy or other person performing similar functions.

SECTION 506.  Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or with respect to the Securities or coupons may be prosecuted and enforced by the Trustee without the possession of any of the Securities or coupons or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities and coupons in respect of which such judgment has been recovered.

SECTION 507.  Application of Money Collected.

Any money collected by the Trustee pursuant to this Article with respect to the Securities shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, if any, upon presentation of the Securities or coupons, or both, as the case may be, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

First: To the payment of all amounts due the Trustee under Section 605;

Second: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest, if any, on the Securities and coupons in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities and coupons for principal (and premium, if any) and interest, if any, respectively; and

Third: The balance, if any, to the Company, the Subsidiary Guarantors or any other Person or Persons entitled thereto.

SECTION 508.  Limitation on Suits.

No Holder of any Security of any series or any related coupons shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1)  an Event of Default with respect to that series shall have occurred and be continuing and such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

(2)  the Holders of not less than 25% in principal amount of the Outstanding Securities of that series in the case of any Event of Default described in clause (1), (2), (3), (4), (7) or (8) of Section 501, or, in the case of any Event of Default described in clause (5) or (6) of Section 501, the Holders of not less than 25% in principal amount of all Outstanding Securities, shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3)  such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)  the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5)  no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding Securities of that series in the case of any Event of Default described in clause (1), (2), (3), (4), (7) or (8) of Section 501, or, in the case of any Event of Default described in clause (5) or (6) of Section 501, by the Holders of a majority or more in principal amount of all Outstanding Securities;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Securities of the same series, in the case of any Event of Default described in clause (1), (2), (3), (4), (7) or (8) of Section 501, or of Holders of all Securities in the case of any Event of Default described in clause (5) or (6) of Section 501, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Securities of the same series, in the case of any Event of Default described in clause (1), (2), (3), (4), (7) or (8) of Section 501, or of Holders of all Securities in the case of any Event of Default described in clause (5) or (6) of Section 501.

SECTION 509.  Unconditional Right of Holders to Receive Principal, Premium and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article Fourteen) and in such Security, of the principal of (and premium, if any) and (subject to Section 307) interest, if any, on such Security or payment of such coupon on the respective Stated Maturities expressed in such Security or coupon (or, in the case of redemption or repayment, on the Redemption Date or Repayment Date, as the case may be) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 510.  Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders of Securities and coupons shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 511.  Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or coupons in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Securities or coupons is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 512.  Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Security of any series or coupon to exercise any right or remedy accruing upon any Event of Default with respect to the Securities of such series shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Indenture or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 513.  Control by Holders.

With respect to the Securities of any series, the Holders of not less than a majority in principal amount of the Outstanding Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, relating to or arising under clause (1), (2), (3), (4), (7) or (8) of Section 501, and, with respect to all Securities, the Holders of not less than a majority in principal amount of all Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, not relating to or arising under clause (1), (2), (3), (4), (7) or (8) of Section 501, provided that in each case

(1)  such direction shall not be in conflict with any rule of law or with this Indenture,

(2)  the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(3)  the Trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders of Securities of such series not taking part in such direction.

SECTION 514.  Waiver of Past Defaults.

(a)  Subject to Section 503, the Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default described in clause (1), (2), (3), (4), (7) or (8) of Section 501 (or, in the case of a default described in clause (5) or (6) of Section 501, the Holders of not less than a majority in principal amount of all Outstanding Securities may waive any such past default), and its consequences, except a default

(1)  in respect of the payment of the principal of (or premium, if any) or interest, if any, on any Security or any related coupon, or

(2)  in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

(b)  Upon any such waiver, any such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

SECTION 515.  Waiver of Stay or Extension Laws.

Each of the Company and each Subsidiary Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and each of the Company and each Subsidiary Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE SIX

THE TRUSTEE

SECTION 601.  Certain Duties, Rights and Responsibilities of Trustee.

(a)  The Trustee shall undertake to perform such duties and only such duties, as are specifically set forth in this Indenture, and no implied covenants shall be read into this Indenture against the Trustee.

(b)  In the exercise of the rights, powers, and duties prescribed or conferred by the terms hereunder, the Trustee shall honestly and in good faith with a view to the best interests of the Holders and exercise that degree of care, diligence and skill of a reasonably prudent trustee acting in such capacity.

(c)  In the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely and act, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture.

(d)  No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i)  this subsection shall not be construed to limit the effect of Sections 601(a), (b) or (c);

(ii)  the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii)  the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority in principal amount of the Securities at the time Outstanding relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture; and

(iv)  no provision contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of this Indenture or adequate indemnity against such risk is not reasonably assured to it.

(e)  No provision of this Indenture shall be construed to relieve the Trustee from its duties, except to the extent permitted by Trust Indenture Legislation and provided that:

(i)  any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(ii)  whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate;

(iii)  the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(iv)  subject to Section 601(c), the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(v)  the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(vi)  the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(vii)  the Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it;

(viii)  in the event that Bearer Securities are issued, the Trustee, upon the occurrence or at any time during the continuance of any act, action or proceeding, may require the Holders at whose instance it is acting to deposit with it Bearer Securities held by them, for which the Trustee shall issue receipts; and

(ix)  the Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and the Indenture.

(f)  Whether or not therein and expressly so provided, except to the extent expressly provided herein to the contrary, every provision of this Indenture relating to the conduct or effecting the liability or affording protection to the Trustee shall be subject to the provisions of this Section 601.

SECTION 602.  Trustee Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except for the Trustee’s certificates of authentication, and in any coupons shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities or coupons, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof.

SECTION 603.  May Hold Securities.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and coupons and, subject to Trust Indenture Legislation, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

SECTION 604.  Money Held in Trust.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

SECTION 605.  Compensation and Reimbursement.

(a)  The Company agrees, both before any default hereunder and thereafter until all the duties of the Trustee shall be firmly and fully performed, except any such expense, disbursement, or advance as may arise from its negligence or willful default:

(1)  to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)  except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel and the reasonable expenses related to the calling of any meeting of Holders by the Company), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(3)  to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

(b)  The obligations of the Company under this Section to compensate the Trustee, to pay or reimburse the Trustee for expenses, disbursements and advances and to indemnify and hold harmless the Trustee shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture. As security for the performance of such obligations of the Company, the Trustee shall have a claim prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium, if any) or interest, if any, on particular Securities or any coupons.

(c)  When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(5) or (6), the expenses (including reasonable charges and expense of its counsel) of and the compensation for such services are intended to constitute expenses of administration under any applicable U.S. or Canadian federal, state or provincial bankruptcy, insolvency or other similar law.

(d)  The provisions of this Section shall survive the termination of this Indenture. Any amount due under this Section 605 and unpaid 30 days after request for such payment shall bear interest at the then current rate for overdue amounts charged by the Trustee.

(e)  The remuneration of the Trustee hereunder shall continue to be payable until the trusts hereof shall be finally wound up, whether or not the trusts of this Indenture shall be in course of administration by or under the direction of any court.

SECTION 606.  Conflict of Interest.

(a)  The Trustee represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists between the Trustee’s role as a fiduciary hereunder and the Trustee’s role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after becoming aware that a material conflict of interest exists, either eliminate the same or resign its trust hereunder.

(b)  If, notwithstanding Section 606(a), the Trustee has a material conflict of interest, the validity and enforceability of this Indenture, of the Security Interest (if any) constituted by or under this Indenture and of the Securities of any series issued hereunder shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest.

(c)  If the Trustee contravenes Section 606(a), the Company or the Holders of not less than 25% in aggregate principal amount of the Securities of any series affected thereby may apply to the Ontario Superior Court of Justice with respect to the Canadian Trustee or the U.S. federal or New York State court with respect to the U.S. Trustee for an order that the Trustee be replaced, and such court may make an order on such terms as it thinks fit.

SECTION 607.  Corporate Trustee Required; Eligibility.

For as long as required by Trust Indenture Legislation, there shall be at all times a Trustee hereunder with respect to the Securities of each series which may be the Trustee hereunder for Securities of one or more series. Each Trustee shall be a Person which shall be eligible to act as Trustee under Trust Indenture Legislation and shall have a combined capital and surplus of at least $35,000,000. For so long as required by the Trust Indenture Legislation, there shall be a Canadian Trustee under this Indenture. The Canadian Trustee shall at all times be a corporation organized under the laws of Canada or province thereof and authorized under such laws and the laws of the Province of Ontario to carry on trust business therein and be subject to supervision or examination pursuant to the Trust Companies Act (Canada) or the Canada Deposit Insurance Corporation Act. A Trustee acting as Trustee in respect of Securities of any series offered solely in the United States and not concurrently in Canada or offered concurrently in the United States and Canada shall at all times satisfy the requirements of Sections 310(a)(1), 310(a)(2) and 310(b) of the Trust Indenture Act. If at any time the Trustee with respect to the Securities of any series shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 608.  Resignation and Removal; Appointment of Successor.

(a)  No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 609.

(b)  The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company and the Subsidiary Guarantors upon three months notice or such shorter period as agreed to by the Company and the Subsidiary Guarantors. If the instrument of acceptance by a successor Trustee required by Section 609 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c)  The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee and to the Company.

(d)  If at any time:

(1)  the Trustee shall fail to comply with the provisions of Trust Indenture Legislation or Section 606 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(2)  the Trustee shall cease to be eligible under Section 607 and shall fail to resign after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(3)  the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company, by a Board Resolution, may remove the Trustee with respect to all Securities, or (ii) subject to Trust Indenture Legislation, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

(e)  If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series). If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f)  The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to the Holders of Securities of such series in the manner provided for in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

SECTION 609.  Acceptance of Appointment by Successor.

(a)  In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of all amounts due to it under Section 605, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(b)  In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall upon payment of all amounts due to it under Section 605 duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates. Whenever there is a successor Trustee with respect to one or more (but less than all) series of securities issued pursuant to this Indenture, the terms “Indenture” and “Securities” shall have the meanings specified in the provisos to the respective definitions of those terms in Section 101 which contemplate such situation.

(c)  Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.

(d)  No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 610.  Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee or the Authenticating Agent then in office, any successor by merger, conversion or consolidation to such authenticating

Trustee or any successor Authentication Agent, as the case may be, may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee or successor Authenticating Agent, as the case may be, had itself authenticated such Securities. In case any of the Securities shall not have been authenticated by such predecessor Trustee, any successor Trustee or any successor Authenticating Agent, as the case may be, may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee or the Authenticating Agent; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

SECTION 611.  Appointment of Authenticating Agent.

(a)  At any time when any of the Securities remain Outstanding, the Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series and the Trustee shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 106. Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Any such appointment shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustee, and a copy of such instrument shall be promptly furnished to the Company. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia or the laws of Canada or any province thereof, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $35,000,000 and subject to supervision or examination by U.S. federal or state or Canadian federal or provincial authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

(b)  Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

(c)  An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 106. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

(d)  The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 605.

(e)  If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

Dated:

This is one of the Securities of the series designated, and issued under the Indenture described herein.

[ ], as Trustee

By
as Authenticating Agent

By
Authorized Officer

SECTION 612.  Acceptance of Trust.

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Holders from time to time, subject to the terms and conditions of this Indenture.

SECTION 613.  Trustee Not Required to Give Security.

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

SECTION 614.  Trustee Not Required to Possess Securities.

All rights of action under this Indenture may be enforced by the Trustee without the possession of any of the Securities or the production thereof on any trial or other proceedings relative thereto.

SECTION 615.  Protection of Trustee.

(a)  The Trustee shall not incur any liability or responsibility whatsoever or in any way be responsible for the consequence of any breach on the part of the Company or the Subsidiary Guarantors of any of the covenants contained in this Indenture or in any Securities or of any acts of the agents or employees of the Company.

(b)  Neither the Trustee nor any affiliate of the Trustee shall be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or the Subsidiary Guarantors.

(c)  Nothing in this Indenture shall impose on the Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture in any jurisdiction.

(d)  The Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means.

SECTION 616.  Anti-Money Laundering and Anti-Terrorism Legislation Compliance.

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days written notice to the Company and the Subsidiary Guarantors, provided that (i) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee’s satisfaction within such 10 Business Day period, then such resignation shall not be effective.

SECTION 617.  Third Party Interests.

The Company and the Subsidiary Guarantors hereby represent to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Company, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Company hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

SECTION 618.  Privacy Laws.

The Parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the Parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy compliant or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE SEVEN

HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

SECTION 701.  SECTION 701. Disclosure of Names and Addresses of Holders.

(a)  A Holder may, upon payment to either Trustee of a reasonable fee and subject to compliance with any applicable requirement of Trust Indenture Legislation, require such Trustee to furnish within 15 days after receiving the statutory declaration referred to below, a list setting out (i) the name and address of every registered Holder, (ii) the aggregate principal amount of Securities owned by each registered Holder, and (iii) the aggregate principal amount of Outstanding Securities, each as shown on the records of such Trustee on the day that the statutory declaration is delivered to such Trustee. The statutory declaration shall contain (i) the name and address of the Holder, (ii) where the Holder is a corporation, its name and address for service, and (iii) a statement that the list will not be used except in connection with an effort to influence the voting of the Holders, an offer to acquire Securities, or any other matter relating to the Securities or the affairs of the Company. Where the Holder is a corporation, the affidavit or statutory declaration shall be made by a director or officer of the corporation.

(b)  Every Holder of Securities or coupons, by receiving and holding the same, agrees with the Company and the Trustee that none of the Company nor any Subsidiary Guarantor nor the Trustee or any agent of either of them shall be held accountable by reason of the disclosure of such list of the names and addresses of the Holders, regardless of the source from which such information was derived, and that the Trustees shall not be held accountable by reason of mailing any material pursuant to a request made under Trust Indenture Legislation.

SECTION 702.  Reports by the Company.

(a)  The Company shall file with the Trustee such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Legislation at the times and in the manner provided pursuant to Trust Indenture Legislation. Any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee, upon written request.

(b)  Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, the Company shall provide the Trustee:

(i)  within 140 days after the end of each fiscal year, the information required to be contained in the Company’s annual information form required to be provided under the laws of Canada or any province thereof to security holders of a company with securities listed on The Toronto Stock Exchange whether or not the Company has securities so listed; and

(ii)  within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports in the Company’s quarterly reports required to be provided under the laws of Canada or any province thereof to security holders of a company with securities listed on The Toronto Stock Exchange, whether or not the Company has any of its securities so listed.

Such information will be prepared in accordance with U.S. or Canadian disclosure requirements, as applicable, and GAAP. Notwithstanding the foregoing, such form and information shall be deemed provided to the Trustee pursuant to this clause (b) if such form and information have been filed by the Company with the Commission or applicable Canadian securities regulatory authorities and are publicly available.

ARTICLE EIGHT

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

SECTION 801.  Company May Consolidate, etc., Only on Certain Terms.

(a)  The Company shall not amalgamate or consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(1)  the Person formed by such consolidation or amalgamation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation, partnership or trust organized and existing under the laws of any Canadian,

United States, the United Kingdom, or other country that is in the European Community jurisdiction and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any), including Redemption Price and Repayment Price, and interest on all the Securities and the performance of every covenant of this Indenture on the part of the Company to be performed or observed;

(2)  immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(3)  the Company or such Person shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b)  This Section shall only apply to a merger, amalgamation or consolidation in which the Company or a Subsidiary Guarantor is not the surviving corporation and to conveyances, leases and transfers by the Company or a Subsidiary Guarantor as transferor or lessor.

SECTION 802.  Successor Person Substituted.

Upon any amalgamation or consolidation by the Company with or merger by the Company into any other corporation or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety to any Person in accordance with Section 801(a), the successor Person formed by such amalgamation or consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and in the event of any such conveyance or transfer, the Company (which term shall for this purpose mean the Person named as the “Company” in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in Section 801), except in the case of a lease, shall be discharged of all obligations and covenants under this Indenture and the Securities and the coupons and may be dissolved and liquidated.

SECTION 803.  Securities to Be Secured in Certain Events.

If, as a result of any amalgamation or consolidation of the Company with or merger of the Company with any other Person, or upon any conveyance, lease or transfer of the property of the Company as an entirety or substantially as an entirety to any other Person, any properties or assets of the Company would become subject to a mortgage, pledge, charge, security interest or other encumbrance securing Debt, then unless such mortgage, pledge, charge, security interest or other encumbrance could be created without equally and ratably securing the Securities under Section 1007, the Company or such successor Person, as the case may be, prior to or simultaneously with such amalgamation, consolidation, merger, conveyance, lease or transfer, will, with respect to such properties or assets, secure the Securities Outstanding hereunder (together with, if the Company shall so determine, any other Debt of the Company now existing or hereafter created which is not subordinate to the Securities) equally and ratably with (or prior to) all such Debt which upon such amalgamation, consolidation, merger, conveyance, lease or transfer is to become secured as to such properties or assets, or will cause such Securities to be so secured; provided that for the purpose of providing such equal and rateable or prior security, the principal amount of Original Issue Discount Securities and Indexed Securities shall mean that amount which would at the time of making such effective provision be due and payable pursuant to Section 503 and the terms of such Original Issue Discount Securities and Indexed Securities upon a declaration of acceleration of the Maturity thereof, and the extent of such equal and ratable security shall be adjusted, to the extent permitted by law, as and when said amount changes over time pursuant to the terms of such Original Issue Discount Securities and Indexed Securities.

ARTICLE NINE

SUPPLEMENTAL INDENTURES

SECTION 901.  Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Company, when authorized by or pursuant to a Board Resolution, and the Trustee (and any applicable Subsidiary Guarantor, solely in the case of supplemental indentures establishing the form or terms of any series of Securities pursuant to Section 901(8) or amending any covenant, right or power of such Subsidiary Guarantor under Section 901(1), Section 901(2) or Section 901(3)), at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(1)  to evidence the succession (or successive successors) of another Person to the Company or any Subsidiary Guarantor, as applicable, and the assumption by any such successor of the covenants and obligations of the Company or any Subsidiary Guarantor, as applicable, contained herein and in the Securities; or

(2)  to evidence the addition of one or more additional Subsidiary Guarantors in respect of any or all series of Securities, as may be permitted in accordance with the terms of such Securities; or

(3)  to add to the covenants of the Company and any Subsidiary Guarantor for the benefit of the Holders of all or any series of Securities and any related coupons (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company or any Subsidiary Guarantor; or

(4)  to add any additional Events of Default (and if such Events of Default are to be for the benefit of less than all series of Securities, stating that such Events of Default are being included solely for the benefit of such series); or

(5)  to add to or change any of the provisions of this Indenture to provide that Bearer Securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal of or any premium or interest on Bearer Securities, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit or facilitate the issuance of Securities in uncertificated form; provided that any such action shall not adversely affect the interests of the Holders of Securities of any series or any related coupons in any material respect; or

(6)  to add to, change or eliminate any of the provisions of this Indenture with respect to one or more series; provided that any such addition or change or elimination shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; or

(7)  to secure the Securities pursuant to the requirements of Section 803 or otherwise; or

(8)  to establish the form or terms of Securities of any series as permitted by Sections 201 and 301; or

(9)  to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 609(b); or

(10)  to close this Indenture with respect to the issuance, authentication and delivery of additional series of Securities, to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided such action shall not adversely affect the interests of the Holders of Securities of any series and any related coupons in any material respect; or

(11)  to add to the conditions, limitations and restrictions on the authorized amount, form, terms or purposes of issue, authentication and delivery of Securities, as herein set forth, other conditions, limitations and restrictions thereafter to be observed, provided that any such action shall not adversely affect the interests of Holders of Securities of such series and any related coupons or any other series of Securities in any material respect; or

(12)  to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Sections 401, 1402 and 1403; provided that any such action shall not adversely affect the interests of the Holders of Securities of such series and any related coupons or any other series of Securities in any material respect; or

(13)  to add to or change or eliminate the provisions of this Indenture as shall be necessary to comply with Trust Indenture Legislation, provided that any such action shall not adversely affect the interests of Holders of Securities of such series and any related coupons or any other series of Securities in any material respect.

SECTION 902.  Supplemental Indentures with Consent of Holders.

(a)  With the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by or pursuant to a Board Resolution, and the Trustee (and any applicable Subsidiary Guarantor, solely in the case of supplemental indentures amending any covenant, right or power of such Subsidiary Guarantor under Section 902(a)(4)) may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

(1)  change the Stated Maturity of the principal of (or premium, if any) or any installment of interest on any Security, or reduce the principal amount thereof (or premium, if any) or the rate of interest, if any, thereon, or change any obligation of the Company to pay Additional Amounts contemplated by Section 1005 (except as contemplated by Section 801(a) and permitted by Section 901), or reduce the amount of the principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 503 or the amount thereof provable in bankruptcy pursuant to Section 505, or adversely affect any right of repayment at the option of any Holder of any Security, or change any Place of Payment where, or the Currency in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date, as the case may be), or adversely affect any right to convert or exchange any Security as may be provided pursuant to Section 301 herein, or

(2)  reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture, or reduce the requirements of Section 1604 for quorum or voting, or

(3)  modify any of the provisions of this Section, Section 514 or Section 1008, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security of such series affected thereby provided, however, that this clause shall not be deemed to require the consent of any Holder of a Security of such series with respect to changes in the references to “the Trustee” and concomitant changes in this Section and Section 1008, or the deletion of this proviso, in accordance with the requirements of Sections 601(b) and 901(9), or

(4)  amend or modify the provisions of Article Fifteen governing the Subsidiary Guarantee of the Subsidiary Guarantors in a manner that reduces the terms and conditions of any obligations of the Subsidiary Guarantors in respect of the due and punctual payment of principal, premium, if any, Additional Amounts, if any, and interest of any Securities, provided, in each case, that this requirement shall not prohibit the release of any obligations of any Subsidiary Guarantor in accordance with the terms of this Indenture.

(b)  A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series. Any such supplemental indenture adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, or modifying in any manner the rights of the Holders of Securities of such series, shall not affect the rights under this Indenture of the Holders of Securities of any other series.

(c)  It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 903.  Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

SECTION 904.  Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 905.  Conformity with Trust Indenture Legislation.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Legislation as then in effect.

SECTION 906.  Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

SECTION 907.  Notice of Supplemental Indentures.

Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of Section 902, the Company shall give notice thereof to the Holders of each Outstanding Security affected, in the manner provided for in Section 106, setting forth in general terms the substance of such supplemental indenture.

ARTICLE TEN

COVENANTS

SECTION 1001.  Payment of Principal, Premium, if any, and Interest.

The Company covenants and agrees for the benefit of the Holders of each series of Securities and any related coupons that it will duly and punctually pay the principal of (and premium, if any) and interest, if any, on the Securities of that series in accordance with the terms of the Securities, any coupons appertaining thereto and this Indenture. Unless otherwise specified as contemplated by Section 301 with respect to any series of Securities, any interest installments due on Bearer Securities on or before Maturity shall be payable only upon presentation and surrender of the several coupons for such interest installments as are evidenced thereby as they severally mature.

SECTION 1002.  Maintenance of Office or Agency.

If the Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange, where Securities of that series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served.

Unless otherwise specified with respect to any Securities as contemplated by Section 301 with respect to a series of Securities, if Securities of a series are issuable as Bearer Securities, the Company will maintain (A) in The City of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Securities of that series may be surrendered for exchange, where Securities of that series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable, where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served and where Bearer Securities of that series and related coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise) (B) subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Securities of that series and related coupons may be presented and surrendered for payment; provided, however, that, if the Securities of that series are listed on any stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Securities of that series in any required city located outside the United States so long as the Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Securities of that series may be surrendered for exchange, where Securities of that series that are convertible and exchangeable may be surrendered for conversion or exchange, as applicable and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served.

The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, except that Bearer Securities of any series and the related coupons may be presented and surrendered for payment at the offices specified in the Security, in London, and the Company hereby appoints the same as its agents to receive such respective presentations, surrenders, notices and demands.

Unless otherwise specified with respect to any Securities pursuant to Section 301, no payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Securities of a series are payable in Dollars, payment of principal of (and premium, if any) and interest, if any, on any Bearer Security shall be made at the office of the Company’s Paying Agent in The City of New York, if (but only if) payment in Dollars of the full amount of such principal, premium or interest, as the case may be, at all offices or agencies outside the United States maintained for such purpose by the Company in accordance with this Indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in accordance with the requirements set forth above for Securities of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. Unless otherwise specified with respect to any Securities as contemplated by Section 301 with respect to a series of Securities, the Company hereby designates as a Place of Payment for each series of Securities the office or agency of the Company in the Borough of Manhattan, The City of New York, and initially appoints the Trustee at its Corporate Trust Office as Paying Agent in such city and as its agent to receive all such presentations, surrenders, notices and demands.

Unless otherwise specified with respect to any Securities pursuant to Section 301, if and so long as the Securities of any series (i) are denominated in a Currency other than Dollars or (ii) may be payable in a Currency other than Dollars, or so long as it is required under any other provision of the Indenture, then the Company will maintain with respect to each such series of Securities, or as so required, at least one Exchange Rate Agent.

SECTION 1003.  Money for Securities Payments to Be Held in Trust.

(a)  If the Company shall at any time act as its own Paying Agent with respect to any series of Securities and any related coupons, it will, on or before each due date of the principal of (or premium, if any) or interest, if any, on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) sufficient to pay the principal of (or premium, if any) or interest, if any, on Securities of such series so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

(b)  Whenever the Company shall have one or more Paying Agents for any series of Securities and any related coupons, it will, prior to or on each due date of the principal of (or premium, if any) or interest, if any, on any Securities of that series, deposit with a Paying Agent a sum (in the Currency described in the preceding paragraph) sufficient to pay the principal (or premium, if any) or interest, if any, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

(c)  The Company will cause each Paying Agent (other than the Trustee) for any series of Securities to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(1)  hold all sums held by it for the payment of the principal of (and premium, if any) and interest, if any, on Securities of such series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(2)  give the Trustee notice of any default by the Company (or any other obligor upon the Securities of such series) in the making of any payment of principal of (or premium, if any) or interest, if any, on the Securities of such series; and

(3)  at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

(d)  The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

(e)  Except as provided in the Securities of any series, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (or premium, if any) or interest, if any, on any Security of any series, or any coupon appertaining thereto, and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request subject to applicable abandoned property or escheat law, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security or coupon shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

SECTION 1004.  Statement as to Compliance.

So long as any of the Securities are Outstanding, each of the Company and the Subsidiary Guarantors will deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate from the principal executive officer, principal financial officer, principal accounting officer or treasurer as to his or her knowledge of the Company’s or the Subsidiary Guarantor’s, as applicable, compliance with all conditions and covenants under this Indenture. For purposes of this Section 1004, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

SECTION 1005.  Additional Amounts.

(a)  If specified pursuant to Section 301, all payments made by the Company under or with respect to the Securities of any series and that a Subsidiary Guarantor makes under or with respect to any Subsidiary Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Company or Subsidiary Guarantor, as applicable, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company or Subsidiary Guarantor, as applicable, is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities of any series or any Subsidiary Guarantee, the Company or such Subsidiary Guarantor, as applicable will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable:

(1)  to any Person in respect of whom such taxes are required to be withheld or deducted as a result of such Person not dealing at arm’s length with the Company or Subsidiary Guarantor, as applicable (within the meaning of the Income Tax Act (Canada));

(2)  to any Person by reason of such Person being connected with Canada (otherwise than merely by holding or ownership of any series of Securities or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

(3)  which is subject to such Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes; or

(4)  for any combination of items (1), (2) and (3);

nor will Additional Amounts be paid with respect to any payment on a Security to a Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the Holder of such Security.

(b)  At least 10 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company or a Subsidiary Guarantor, as applicable, will be obligated to pay Additional Amounts with respect to such payment, the Company or a Subsidiary Guarantor, as applicable, will deliver to the Trustee an Officer’s Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, interest or any other amount payable under or with respect to any Security such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

(c)  The obligations of the Company and the Subsidiary Guarantors under this Section 1005 shall survive the termination of the Indenture.

(d)  The Company or Subsidiary Guarantor, as applicable, will furnish to Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or Subsidiary Guarantor. The Company or the applicable Subsidiary Guarantor, as the case may be, will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (i) any Taxes so levied or imposed which have not been withheld or deducted and remitted by the Company or applicable Subsidiary Guarantor and which have been paid by such Holder as a result of payments made under or with respect to the Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto or from the failure to make such payment, and (iii) any Taxes imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s net income.

SECTION 1006.  Corporate Existence; To Carry on Business.

So long as any of the Securities are Outstanding, the Company will itself or through its Subsidiaries carry on its business in accordance with ordinary industry practice (which may include carrying on business in partnership), will keep or cause to be kept proper books of account in relation to its business and the business of its Subsidiaries, as the case may be, and, subject to the other provisions of this Indenture, will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, and will not consolidate, amalgamate or merge with any other corporation or transfer its undertaking and property as an entirety or substantially as an entirety to any other Person, except in compliance with the provisions of Article Eight; provided, however, that nothing herein contained shall prevent the Company (including its Subsidiaries) from ceasing to carry on any portion of its business (but not substantially all of the Company’s consolidated business) or from ceasing to operate any premises or property if it shall be advisable and in the best interests of the Company.

SECTION 1007.  Negative Pledge.

So long as any of the Securities are Outstanding:

(a)  the Company will not create or permit to subsist after knowledge of the existence thereof any Security Interest upon any part of its undertaking or assets to secure any Debt of the Company; or

(b)  permit any Material Subsidiary to give any Guarantee to secure any Debt of the Company without at the same time or as soon as reasonably practicable thereafter according to the Holders of Securities a rateable and pari passu interest in the same Security Interest or Guarantee, as applicable, but the covenant in this Section 1007 will not apply to, or operate to prevent:

(i)  any Security Interest for, or any Guarantee by a Material Subsidiary of, any Debt of the Company, the amount of which, when aggregated with the amount of all other Debt of the Company then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (ii) to (iv), would not exceed 10% of Consolidated Shareholders’ Equity;

(ii)  any Security Interest on (a) any asset (including shares) acquired or held by the Company to secure Debt of the Company incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset, or (b) shares of a Subsidiary organized solely to acquire any such asset;

(iii)  the assumption by the Company of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

(iv)  the Company giving Security Interest (other than on shares or fixed assets) in the ordinary course of its business to any bank or banks or others to secure any Debt of the Company that is not a Funded Obligation; or

(v)  the extension, renewal or refunding of any Security Interest permitted under subparagraphs (ii) to (iv) to the extent of the principal amount of the Debt of the Company secured by and owing under any such Security at the time of such extension, renewal or refunding.

SECTION 1008.  Waiver of Certain Covenants.

The Company or any Subsidiary Guarantor, as applicable, may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition which affects such series set forth in Section 803 or Sections 1005 to 1007, inclusive, or, as specified pursuant to Section 301 for Securities of such series, in any covenants of the Company or such Subsidiary Guarantor, as applicable, added to Article Ten pursuant to Section 301 in connection with Securities of such series, if before the time for such compliance the Holders of at least a majority in principal amount of all Outstanding Securities of each series affected by the omission (which, in the case of a covenant not set forth herein and specified pursuant to Section 301 to be applicable to the Securities of any series, shall include only those series to which such covenant is so specified to be applicable), shall in each case by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company or such Subsidiary Guarantor, as applicable, and the duties of the Trustee to Holders of Securities of such series in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE ELEVEN

REDEMPTION OF SECURITIES

SECTION 1101.  Applicability of Article.

Redemption of Securities of any series (whether by operation of a sinking fund or otherwise) as permitted or required by any form of Security issued pursuant to this Indenture shall be made in accordance with such form of Security and this Article; provided, however, that if any provision of any such form of Security shall conflict with any provision of this Article, the provision of such form of Security shall govern.

SECTION 1102.  Election to Redeem; Notice to Trustee.

The election of the Company to redeem any Securities shall be evidenced by or pursuant to a Board Resolution. In case of any redemption at the election of the Company, the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities of such series to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Securities to be redeemed pursuant to Section 1103. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officer’s Certificate evidencing compliance with such restriction.

SECTION 1103.  Selection by Trustee of Securities to Be Redeemed.

(a)  If less than all the Securities of any series are to be redeemed, the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series not previously called for redemption on a pro rata basis, or by such other method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of Securities of such series; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Security not redeemed to less than the minimum authorized denomination for Securities of such series established pursuant to Section 301. The Trustee may make regulations with regard to the manner in which Securities are selected for redemption, and regulations so made shall be valid and binding upon all Holders.

(b)  The Trustee shall promptly notify the Company in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

(c)  For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security which has been or is to be redeemed.

SECTION 1104.  Notice of Redemption.

(a)  Except as otherwise specified as contemplated by Section 301, notice of redemption shall be given in the manner provided for in Section 106 not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed.

(b)  All notices of redemption shall state:

(1)  the Redemption Date,

(2)  the Redemption Price and the amount of accrued interest to the Redemption Date payable as provided in Section 1106, if any,

(3)  if less than all the Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the respective principal amounts) of the particular Securities to be redeemed,

(4)  in case any Security is to be redeemed in part only, the notice which relates to such Security shall state that on and after the Redemption Date, upon surrender of such Security, the holder will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed,

(5)  that on the Redemption Date, the Redemption Price and accrued interest, if any, to the Redemption Date payable as provided in Section 1106 will become due and payable upon each such Security, or the portion thereof, to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

(6)  the Place or Places of Payment where such Securities, together in the case of Bearer Securities with all coupons appertaining thereto, if any, maturing after the Redemption Date, are to be surrendered for payment of the Redemption Price and accrued interest, if any,

(7)  that the redemption is for a sinking fund, if such is the case,

(8)  that, unless otherwise specified in such notice, Bearer Securities of any series, if any, surrendered for redemption must be accompanied by all coupons maturing subsequent to the Redemption Date or the amount of any such missing coupon or coupons will be deducted from the Redemption Price unless security or indemnity satisfactory to the Company, the Trustee and any Paying Agent is furnished, and

(9)  if Bearer Securities of any series are to be redeemed and any Registered Securities of such series are not to be redeemed, and if such Bearer Securities may be exchanged for Registered Securities not subject to redemption on such Redemption Date pursuant to Section 305 or otherwise, the last date, as determined by the Company, on which such exchanges may be made.

(c)  Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company.

SECTION 1105.  Deposit of Redemption Price.

Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) sufficient to pay the Redemption Price of, and accrued interest, if any, on, all the Securities which are to be redeemed on that date.

SECTION 1106.  Securities Payable on Redemption Date.

(a)  Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) (together with accrued interest, if any, to the Redemption Date), and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest, if any) such Securities shall, if the same were interest-bearing, cease to bear interest and the coupons for such interest appertaining to any Bearer Securities so to be redeemed, except to the extent provided below, shall be void. Upon surrender of any such Security for redemption in accordance with said notice, together with all coupons, if any, appertaining thereto maturing after the Redemption Date, such Security or specified portions thereof shall be paid by the Company at the Redemption Price, together with accrued interest, if any, to the Redemption Date; provided, however, that installments of interest on Bearer Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 1002) and, unless otherwise specified as contemplated by Section 301, only upon presentation and surrender of coupons for such interest; and provided further that installments of interest on Registered Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

(b)  If any Bearer Security surrendered for redemption shall not be accompanied by all appurtenant coupons maturing after the Redemption Date, such Security may be paid after deducting from the Redemption Price an amount equal to the face amount of all such missing coupons, or the surrender of such missing coupon or coupons may be waived by the Company and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing coupon in respect of which a deduction shall have been made from the Redemption Price, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest represented by coupons shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 1002) and, unless otherwise specified as contemplated by Section 301, only upon presentation and surrender of those coupons.

(c)  If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in such Security.

SECTION 1107.  Securities Redeemed in Part.

Any Security which is to be redeemed only in part (pursuant to the provisions of this Article or of Article Twelve) shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Securities Registrar duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, of any authorized denomination as requested by such Holder, and having the same terms and provisions and in an aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

SECTION 1108.  Tax Redemption.

If specified pursuant to Section 301, the Securities of a series will be subject to redemption at any time, in whole but not in part, at a Redemption Price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption on the Redemption Date specified pursuant to Section 301, upon the giving of a notice as described below, if (1) the Company or a Subsidiary Guarantor, as applicable, determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in Section 301, if any date is so specified, the Company or a Subsidiary Guarantor, as applicable, has or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts pursuant to Section 1005 with respect to any Security of such series or Subsidiary Guarantee relating thereto or (b) on or after a date specified pursuant to Section 301 with respect to any Security of such series or Subsidiary Guarantee relating thereto, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Company or a Subsidiary Guarantor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the Opinion of Counsel to the Company or a Subsidiary Guarantor, as applicable, will result in the Company or a Subsidiary Guarantor becoming obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Security of such series or Subsidiary Guarantee relating thereto and (2) in any such case, the Company or Subsidiary Guarantor, as applicable, in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Company or such Subsidiary Guarantor (which, for the avoidance of doubt, shall not include a change in the terms of the Securities or a substitution of the debtor or the guarantor); provided however, that (i) no such notice of redemption may be given earlier than 90 or later than 30 days prior to the earliest date on which the Company or Subsidiary Guarantor, as applicable, would be obligated to pay such Additional Amounts were a payment in respect of the Securities then due, and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

ARTICLE TWELVE

SINKING FUNDS

SECTION 1201.  Applicability of Article.

(a)  Redemption of Securities through operation of a sinking fund as permitted or required by any form of Security issued pursuant to this Indenture shall be made in accordance with such form of Security and this Article; provided, however, that if any provision of any such form of Security shall conflict with any provision of this Article, the provision of such form of Security shall govern.

(b)  The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an “optional sinking fund payment”. If provided for by the terms of Securities of any series, the cash amount of any mandatory sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

SECTION 1202.  Satisfaction of Sinking Fund Payments with Securities.

Subject to Section 1203, in lieu of making all or any part of any mandatory sinking fund payment with respect to any Securities of a series in cash, the Company may at its option (1) deliver to the Trustee Outstanding Securities of a series (other than any previously called for redemption) theretofore purchased or otherwise acquired by the Company together in the case of any Bearer Securities of such series with all unmatured coupons appertaining thereto, and/or (2) receive credit for the principal amount of Securities of such series which have been previously delivered to the Trustee by the Company or for Securities of such series which have been redeemed either at the election of the Company pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any mandatory sinking fund payment with respect to the Securities of the same series required to be made pursuant to the terms of such Securities as provided for by the terms of such series; provided, however, that such Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such mandatory sinking fund payment shall be reduced accordingly.

SECTION 1203.  Redemption of Securities for Sinking Fund.

(a)  Not less than 60 days prior to each sinking fund payment date for any series of Securities, the Company will deliver to the Trustee an Officer’s Certificate specifying the amount of the next ensuing sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) and the portion thereof, if any, which is to be satisfied by delivering or crediting Securities of that series pursuant to Section 1202 (which Securities will, if not previously delivered, accompany such certificate) and whether the Company intends to exercise its right to make a permitted optional sinking fund payment with respect to such series. Such certificate shall be irrevocable and upon its delivery the Company shall be obligated to make the cash payment or payments therein referred to, if any, on or before the next succeeding sinking fund payment date. In the case of the failure of the Company to deliver such certificate, the sinking fund payment due on the next succeeding sinking fund payment date for that series shall be paid entirely in cash and shall be sufficient to redeem the principal amount of such Securities subject to a mandatory sinking fund payment without the option to deliver or credit Securities as provided in Section 1202 and without the right to make any optional sinking fund payment, if any, with respect to such series.

(b)  Not more than 60 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1106 and 1107.

(c)  On or prior to any sinking fund payment date, the Company shall pay to the Trustee or a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) in cash a sum equal to any interest that will accrue to the date fixed for redemption of Securities or portions thereof to be redeemed on such sinking fund payment date pursuant to this Section 1203.

(d)  Notwithstanding the foregoing, with respect to a sinking fund for any series of Securities, if at any time the amount of cash to be paid into such sinking fund on the next succeeding sinking fund payment date, together with any unused balance of any preceding sinking fund payment or payments for such series, does not exceed in the aggregate $100,000, the Trustee, unless requested by the Company, shall not give the next succeeding notice of the redemption of Securities of such series through the operation of the sinking fund. Any such unused balance of moneys deposited in such sinking fund shall be added to the sinking fund payment for such series to be made in cash on the next succeeding sinking fund payment date or, at the request of the Company, shall be applied at any time or from time to time to the purchase of Securities of such series, by public or private purchase, in the open market or otherwise, at a purchase price for such Securities (excluding accrued interest and brokerage commissions, for which the Trustee or any Paying Agent will be reimbursed by the Company) not in excess of the principal amount thereof.

ARTICLE THIRTEEN

REPAYMENT AT OPTION OF HOLDERS

SECTION 1301.  Applicability of Article.

Repayment of Securities of any series before their Stated Maturity at the option of Holders thereof, as permitted by any form of Security issued pursuant to this Indenture, shall be made in accordance with such form of Security and this Article; provided, however, that if any provision of any such form of Security shall conflict with any provision of this Article, the provision of such form of Security shall govern.

SECTION 1302.  Repayment of Securities.

Securities of any series subject to repayment in whole or in part at the option of the Holders thereof will, unless otherwise provided in the terms of such Securities, be repaid at a price equal to the principal amount thereof, together with interest, if any, thereon accrued to the Repayment Date specified in or pursuant to the terms of such Securities. The Company covenants that on or before the Repayment Date it will deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) sufficient to pay the principal (or, if so provided by the terms of the Securities of any series, a percentage of the principal) of and (except if the Repayment Date shall be an Interest Payment Date) accrued interest, if any, on, all the Securities or portions thereof, as the case may be, to be repaid on such date.

SECTION 1303.  Exercise of Option.

(a)  Securities of any series subject to repayment at the option of the Holders thereof will contain an “Option to Elect Repayment” form on the reverse of such Securities. To be repaid at the option of the Holder, any Security so providing for such repayment, with the “Option to Elect Repayment” form on the reverse of such Security duly completed by the Holder (or by the Holder’s attorney duly authorized in writing), must be received by the Company at the Place of Payment therefor specified in the terms of such Security (or at such other place or places or which the Company shall from time to time notify the Holders of such Securities) not earlier than 45 days nor later than 30 days prior to the Repayment Date. If less than the entire principal amount of such Security is to be repaid in accordance with the terms of such Security, the principal amount of such Security to be repaid, in increments of the minimum denomination for Securities of such series, and the denomination or denominations of the Security or Securities to be issued to the Holder for the portion of the principal amount of such Security surrendered that is not to be repaid, must be specified. The principal amount of any Security providing for repayment at the option of the Holder thereof may not be repaid in part if, following such repayment, the unpaid principal amount of such Security would be less than the minimum authorized denomination of Securities of the series of which such Security to be repaid is a part. Except as otherwise may be provided by the terms of any Security providing for repayment at the option of the Holder thereof, exercise of the repayment option by the Holder shall be irrevocable unless waived by the Company.

(b)  For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the repayment of Securities shall related, in the case of any Security, repaid or to be repaid only in part, to the portion of the principal amount of such Securities which has been or is to be repaid.

SECTION 1304.  When Securities Presented for Repayment Become Due and Payable.

(a)  If Securities of any series providing for repayment at the option of the Holders thereof shall have been surrendered as provided in this Article and as provided by or pursuant to the terms of such Securities, such Securities or the portions thereof, as the case may be, to be repaid shall become due and payable and shall be paid by the Company on the Repayment Date therein specified, and on and after such Repayment Date (unless the Company shall default in the payment of such Securities on such Repayment Date) such Securities shall, if the same were interest-bearing, cease to bear interest and the coupons for such interest appertaining to any Bearer Securities so to be repaid, except to the extent provided below, shall be void. Upon surrender of any such Security for repayment in accordance with such provisions, together with all coupons, if any, appertaining thereto maturing after the Repayment Date, the principal amount of such Security so to be repaid shall be paid by the Company, together with accrued interest, if any, to the Repayment Date; provided, however, that coupons whose Stated Maturity is on or prior to the Repayment Date shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 1002) and, unless otherwise specified pursuant to Section 301, only upon presentation and surrender of such coupons; and provided further that unless otherwise contemplated by Section 301, in the case of Registered Securities, whose Stated Maturity is on or prior to the Repayment Date, installments of interest, if any, shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

(b)  If any Bearer Security surrendered for repayment shall not be accompanied by all appurtenant coupons maturing after the Repayment Date, such Security may be paid after deducting from the amount payable therefor as provided in Section 1302 an amount equal to the face amount of all such missing coupons, or the surrender of such missing coupon or coupons may be waived by the Company and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing coupon in respect of which a deduction shall have been made as provided in the preceding sentence, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest represented by coupons shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 1002) and, unless otherwise specified as contemplated by Section 301, only upon presentation and surrender of those coupons.

(c)  If the principal amount of any Security surrendered for repayment shall not be so repaid upon surrender thereof, such principal amount (together with interest, if any, thereon accrued to such Repayment Date) shall, until paid, bear interest from the Repayment Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in such Security.

SECTION 1305.  Securities Repaid in Part.

Any Security which is to be repaid only in part (pursuant to the provisions of this Article) shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Securities Registrar duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, of any authorized denomination as requested by such Holder, and having the same terms and provisions and in an aggregate principal amount equal to and in exchange for the portion of the principal of the Security so surrendered which is not to be repaid.

ARTICLE FOURTEEN

DEFEASANCE AND COVENANT DEFEASANCE

SECTION 1401.  Company’s Option to Effect Defeasance or Covenant Defeasance.

Except as otherwise specified as contemplated by Section 301 for Securities of any series, the provisions of this Article Fourteen shall apply to each series of Securities, and the Company may, at its option, effect defeasance of the Securities of or within a series under Section 1402, or covenant defeasance of or within a series under Section 1403 in accordance with the terms of such Securities and in accordance with this Article.

SECTION 1402.  Defeasance and Discharge.

Upon the Company’s exercise of the above option applicable to this Section with respect to any Securities of or within a series, each of the Company and each Subsidiary Guarantor shall be deemed to have been discharged from its obligations with respect to such Outstanding Securities and any related coupons on the date the conditions set forth in Section 1404 are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Securities and any related coupons, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 1405 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Securities and any related coupons and this Indenture insofar as such Securities and any related coupons are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of such Outstanding Securities and any related coupons to receive, solely from the trust fund described in Section 1404 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, on such Securities and any related coupons when such payments are due, (B) the Company’s obligations with respect to such Securities under Sections 304, 305, 306, 1002 and 1003 and with respect to the payment of Additional Amounts, if any, on such Securities as contemplated by Section 1005 and the Subsidiary Guarantors’ guaranty of such obligations pursuant to Article Fifteen, (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (D) this Article Fourteen. Subject to compliance with this Article Fourteen, the Company may exercise its option under this Section 1402 notwithstanding the prior exercise of its option under Section 1403 with respect to such Securities and any related coupons.

SECTION 1403.  Covenant Defeasance.

Upon the Company’s exercise of the above option applicable to this Section with respect to any Securities of or within a series, the Company and the Subsidiary Guarantors shall be released from their obligations under Sections 803, 1006 and 1007, and, if specified pursuant to Section 301, their obligations under any other covenant, with respect to such Outstanding Securities and any related coupons on and after the date the conditions set forth in Section 1404 are satisfied (hereinafter, “covenant defeasance”), and such Securities and any related coupons shall thereafter be deemed not to be “Outstanding” for the purposes of any request, demand, authorization, notice, direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such Outstanding Securities and any related coupons, the Company and the Subsidiary Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 501(4) or Section 501(7) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities and any related coupons shall be unaffected thereby.

SECTION 1404.  Conditions to Defeasance or Covenant Defeasance.

(a)  The following shall be the conditions to application of either Section 1402 or Section 1403 to any Outstanding Securities of or within a series and any related coupons:

(1)  The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 607 who shall agree to comply with the provisions of this Article Fourteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities and any related coupons, (A) an amount (in such Currency in which such Securities and any related coupons are then specified as payable at Stated Maturity), except as otherwise specified pursuant to Section 301 for the Securities of such series and except as provided in Sections 312(b), 312(d) and 312(e), or (B) Government Obligations applicable to such Securities (determined on the basis of the Currency in which such Securities are then specified as payable at Stated Maturity), except as otherwise specified pursuant to Section 301 for the Securities of such series and except as provided in Sections 312(b), 312(d) and 312(e), which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium, if any), and interest, if any, under such Securities and any related coupons, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any) and interest, if any, on such Outstanding Securities and any related coupons on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest, if any, and (ii) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Securities and any related coupons on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities and any related coupons; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such Government Obligations to said payments with respect to such Securities and any related coupons. Before such a deposit, the Company may give to the Trustee, in accordance with Section 1102 hereof, a notice of its election to redeem all or any portion of such Outstanding Securities at a future date in accordance with the terms of the Securities of such series and Article Eleven hereof, which notice shall be irrevocable. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.

(2)  No Default or Event of Default with respect to such Securities or any related coupons shall have occurred and be continuing on the date of such deposit or, insofar as paragraphs (5) or (6) of Section 501 are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3)  Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company or a Subsidiary Guarantor is a party or by which it is bound.

(4)  In the case of an election under Section 1402, the Company shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of this Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Securities and any related coupons will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(5)  Notwithstanding any other provisions of this Section, such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations in connection therewith pursuant to Section 301.

(6)  The Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 1402 or the covenant defeasance under Section 1403 (as the case may be) have been complied with.

(7)  In the case of an election under Section 1403, the Company shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that the Holders of such Outstanding Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(8)  The Company shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance or covenant defeasance, as applicable, not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada).

(9)  The Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(10)  The Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended.

(b)  Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

SECTION 1405.  Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

(a)  Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations (or other property as may be provided pursuant to Section 301) (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 1405, the “Trustee”) pursuant to Section 1404 in respect of such Outstanding Securities and any related coupons shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and any related coupons and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities and any related coupons of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, if any, but such money need not be segregated from other funds except to the extent required by law.

(b)  Unless otherwise specified with respect to any Security pursuant to Section 301, if, after a deposit referred to in Section 1404(a)(1) has been made, (a) the Holder of a Security in respect of which such deposit was made is entitled to, and does, elect pursuant to Section 312(b) or the terms of such Security to receive payment in a Currency other than that in which the deposit pursuant to Section 1404(a)(1) has been made in respect of such Security, or (b) a Conversion Event occurs as contemplated in Section 312(d) or 312(e) or by the terms of any Security in respect of which the deposit pursuant to Section 1404(a)(1) has been made, the indebtedness represented by such Security and any related coupons shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Security as they become due out of the proceeds yielded by converting (from time to time as specified below in the case of any such election) the amount or other property deposited in respect of such Security into the Currency in which such Security becomes payable as a result of such election or Conversion Event based on the applicable Market Exchange Rate for such Currency in effect on the third Business Day prior to each payment date, except, with respect to a Conversion Event, for such Currency in effect (as nearly as feasible) at the time of the Conversion Event.

(c)  The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 1404 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Securities and any related coupons.

(d)  Anything in this Article Fourteen to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in Section 1404 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

SECTION 1406.  Reinstatement.

If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 1405 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and such Securities and any related coupons shall be revived and reinstated as though no deposit had occurred pursuant to Section 1402 or 1403, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 1405; provided, however, that if the Company makes any payment of principal of (or premium, if any) or interest, if any, on any such Security or any related coupon following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities and any related coupons to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE FIFTEEN

SUBSIDIARY GUARANTEES

SECTION 1501.  Subsidiary Guarantees.

Subject to this Article Fifteen, the Subsidiary Guarantors hereby, jointly and severally as primary obligors and not merely as sureties, fully and unconditionally guarantee, on a senior unsecured basis, to each Holder of a Security authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Securities, this Indenture or the obligations of the Company or any other Subsidiary Guarantor hereunder or thereunder: (a) the due and punctual payment in full of the principal of, premium, if any, and interest on the Securities, subject to any applicable grace period, whether at Stated Maturity, by acceleration, redemption or otherwise, the due and punctual payment in full of interest on the overdue principal of and premium, if any, any Additional Amounts and, to the extent permitted by law, interest, and the due and punctual payment in full of any other amounts payable to the Holders or the Trustee under the Securities, this Indenture and any other agreement with or for the benefit of the Holders, in their capacities as such, or the Trustee relating to the Company’s obligations under the Securities, this Indenture, or such other agreements, as applicable, all in accordance with the terms hereof and thereof; and (b) in case of any extension of time of payment or renewal of any Securities or pursuant to any other payment obligation hereunder, that the same shall be promptly paid in full when due in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration pursuant to Section 503, redemption or otherwise (clauses (a) and (b), collectively, the “Guaranteed Obligations”). Failing payment when due of any amount so guaranteed for whatever reason, the Subsidiary Guarantors shall be jointly and severally obligated to pay the same immediately. Each Subsidiary Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

Each Subsidiary Guarantor hereby agrees that its obligations with regard to its Subsidiary Guarantee shall be joint and several and full and unconditional, and such obligation shall exist irrespective of: (a) the validity or enforceability of the Securities or the obligations of the Company under this Indenture or any other agreement with or for the benefit of the Holders or the Trustee; (b) the absence of any action to enforce the same or the Subsidiary Guarantee or any waiver or consent by any Holder with respect to any provisions hereof or thereof; (c) the recovery of any judgment against the Company or any other obligor with respect to this Indenture, the Securities or any other agreement with or for the benefit of the Holders or the Trustee; (d) any amendment to the terms of the Guaranteed Obligations; and (e) any action to enforce the same or any other circumstances (other than payment in full of the Guaranteed Obligations) which might otherwise constitute a legal or equitable discharge or defense of a Subsidiary Guarantor. Each Subsidiary Guarantor further, to the extent permitted by applicable law, waives and relinquishes all claims, rights and remedies accorded by applicable law to guarantors and agrees not to assert or take advantage of any such claims, rights or remedies, including but not limited to: (a) any right to require any of the Trustee, the Holders or the Company (each a “Benefited Party”), as a condition of payment or performance by such Subsidiary Guarantor, to (1) proceed against the Company, any other guarantor (including any other Subsidiary Guarantor) of the Guaranteed Obligations or any other Person, (2) proceed against or exhaust any security held from the Company, any such other guarantor (including any other Subsidiary Guarantor) of the Guaranteed

Obligations or any other Person, (3) proceed against or have resort to any balance of any deposit account or securities account or credit on the books of any Benefited Party or any other Subsidiary Guarantor in favor of the Company, any such other guarantor (including any other Subsidiary Guarantor) of the Guaranteed Obligations or any other Person, or (4) pursue any other remedy in the power of any Benefited Party whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of any Benefited Party, including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of the Company from any cause other than payment in full and complete performance of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Benefited Party’s errors or omissions in the administration of the Guaranteed Obligations; (e) (1) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of the Subsidiary Guarantees and any legal or equitable discharge of such Subsidiary Guarantor’s obligations hereunder, (2) the benefit of any statute of limitations affecting such Subsidiary Guarantor’s liability hereunder or the enforcement hereof, (3) any rights to set-offs, recoupments and counterclaims, (4) promptness, diligence and any requirement that any Benefited Party protect, secure, perfect or insure any security interest or lien or any property subject thereto, and (5) filing of claims with a court in the event of insolvency or bankruptcy of any Benefited Party; (f) notices, demands, presentations, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance of the Subsidiary Guarantees, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related to any of the foregoing, and notices of any extension of credit to the Company and any right to consent to any thereof; (g) the benefits of any “One Action” rule and (h) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms of the Subsidiary Guarantees. Except to the extent expressly provided herein, including Section 1402, Section 1403 and Section 1504, each Subsidiary Guarantor hereby covenants that its Subsidiary Guarantee shall not be discharged except by payment in full and complete performance of the Guaranteed Obligations and the other obligations contained in its Subsidiary Guarantee and this Indenture. Each Subsidiary Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by the Trustee or any Holder in enforcing any rights under this Section 1501.

If any Holder or the Trustee is required by any court or otherwise to return to the Company, any Subsidiary Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to the Company or any Subsidiary Guarantor, any amount paid by any of them to the Trustee or such Holder, this Subsidiary Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

Each Subsidiary Guarantor agrees that, until the payment in full of all Guaranteed Obligations, it shall waive any claim and shall not exercise any right or remedy, direct or indirect, with respect to any Person arising by reason of any performance by it of this Subsidiary Guarantee, whether by subrogation or otherwise. Each Subsidiary Guarantor reserves all rights and remedies, direct or indirect, with respect to the Company arising by reason of any performance by it of this Subsidiary Guarantee, whether by subrogation or otherwise, and may exercise any such rights or remedies with respect to any Person at any time following the payment in full of all Guaranteed

Obligations. Each Subsidiary Guarantor further agrees that, as between the Subsidiary Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the Guaranteed Obligations may be accelerated as provided in Section 503 for the purposes of this Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations and (y) in the event of any declaration of acceleration of such obligations as Section 503, such obligations (whether or not due and payable) shall forthwith become due and payable by the Subsidiary Guarantors for the purpose of this Subsidiary Guarantee. The Subsidiary Guarantors shall have the right to seek contribution from any non-paying Subsidiary Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Subsidiary Guarantee.

SECTION 1502.  Limitation on Subsidiary Guarantor Liability

(a)  Each Subsidiary Guarantor, and by its acceptance of Securities, each Holder, hereby confirms that it is the intention of all such parties that the Subsidiary Guarantee of such Subsidiary Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, provincial, state or other law to the extent applicable to such Subsidiary Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Subsidiary Guarantors hereby irrevocably agree that each Subsidiary Guarantor’s liability shall be that amount from time to time equal to the aggregate liability of such Subsidiary Guarantor under the Subsidiary Guarantee, but shall be limited to the lesser of (1) the aggregate amount of the Company’s obligations under the Securities and this Indenture (including the Guaranteed Obligations) or (2) the amount, if any, which would not have (a) rendered the Subsidiary Guarantor “insolvent” (as such term is defined in Title 11 of the U.S. Code and in the Debtor and Creditor Law of the State of New York) or (b) left it with unreasonably small capital at the time its Subsidiary Guarantee with respect to the Securities was entered into, after giving effect to the incurrence of existing debt immediately before such time; provided, however, it shall be a presumption in any lawsuit or proceeding in which a Subsidiary Guarantor is a party that the amount guaranteed pursuant to the Subsidiary Guarantee with respect to the Securities and this Indenture is the amount described in clause (1)(a) of this Section 1502 unless any creditor, or representative of creditors of the Subsidiary Guarantor, or debtor in possession or trustee in bankruptcy of the Subsidiary Guarantor, otherwise proves in a lawsuit that the aggregate liability of the Subsidiary Guarantor is limited to the amount described in clause (b) of this Section 1502.

(b)  In making any determination as to the solvency or sufficiency of capital of a Subsidiary Guarantor in accordance with the proviso of Section 1502(1), the right of each Subsidiary Guarantor to contribution from other Subsidiary Guarantors and any other rights such Subsidiary Guarantor may have, contractual or otherwise, shall be taken into account.

SECTION 1503.  Evidence of Subsidiary Guarantee.

The Subsidiary Guarantee of each Subsidiary Guarantor shall be evidenced by the execution and delivery of this Indenture and/or the supplemental indenture thereto for the applicable series of Securities, each of which shall be executed on behalf of such Subsidiary Guarantor by any of its officers. Such execution may be effected pursuant to a valid power of attorney.

If an Officer whose signature is on this Indenture and/or the applicable supplemental indenture, no longer holds that office at the time the Trustee authenticates the Security that is subject to such Subsidiary Guarantee, the Subsidiary Guarantee shall be valid nevertheless.

The delivery of any Security by the Trustees, after the authentication thereof hereunder, shall constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Subsidiary Guarantors.

SECTION 1504.  Releases Following Merger, Consolidation or Sale of Assets, Etc.

In the event of (x) a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of any of the Capital Stock of any Subsidiary Guarantor, in each case to a Person that is not (either before or after giving effect to such transactions) TRC or a Wholly-owned Subsidiary of TRC, (y) any other transaction if, after giving effect to such transaction, any Subsidiary Guarantor is no longer a Wholly-owned Subsidiary of TRC or (z) such other circumstances provided in the supplemental indenture for a particular series of Securities, then such Subsidiary Guarantor shall be released and relieved of any obligations under its Subsidiary Guarantee with respect to all series of Securities hereunder (in the case of clause (x) or (y)) or with respect to the series of Securities providing for such release (in the case of clause (z)); provided that such transaction does not violate the applicable provisions of this Indenture. Upon delivery by the Company or TRC to the Trustee of an Officer’s Certificate and an Opinion of Counsel to the effect that such sale or other disposition was made in accordance with the provisions of this Indenture, including Section 801 and that all conditions precedent under this Indenture for the Trustee to execute the documents it is being requested to execute in connection therewith and pursuant to this Section 1504 have been satisfied, if applicable, the Trustee shall promptly execute any documents (in form and substance reasonably satisfactory to the Trustee) reasonably required in order to evidence the full release of any Subsidiary Guarantor from its obligations under its Subsidiary Guarantee. Any Subsidiary Guarantor not released from its Subsidiary Guarantee as provided in this Section 1504, will remain liable for the full amount of all Guaranteed Obligations, in each case as provided in this Article Fifteen.

ARTICLE SIXTEEN

MEETINGS OF HOLDERS OF SECURITIES

SECTION 1601.  Purposes for Which Meetings May Be Called.

If Securities of a series are issuable as Bearer Securities, a meeting of Holders of Securities of such series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such series.

SECTION 1602.  Call, Notice and Place of Meetings.

(a)  The Trustee may at any time call a meeting of Holders of Securities of any series, and the Trustee shall convene a meeting upon receipt of a request of the Company or upon receipt of a request in writing to the Trustee by the Holders of not less than 25% in principal amount of the Outstanding Securities of any series, for any purpose specified in Section 1601, to be held at such time and at such place in The City of New York, New York, London, England or Toronto, Ontario as the Trustee shall determine. Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided for in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting. Holders shall reimburse the Trustee for reasonable out-of-pocket expenses relating to the calling and holding of such meeting if called by such Holders. The Holders shall indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the calling of such meeting on behalf of Holders, including the costs and expenses of defending itself against any claim or liability in connection with such meeting.

(b)  In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 25% in principal amount of the Outstanding Securities of any series shall have requested the Trustee to call a meeting of the Holders of Securities of such series for any purpose specified in Section 1601, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in The City of New York, New York, London, England or Toronto, Ontario for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (a) of this Section.

SECTION 1603.  Persons Entitled to Vote at Meetings.

To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder of Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Person entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

SECTION 1604.  Quorum; Action.

(a)  The Persons entitled to vote 25% in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities of such series shall constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1602(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of any adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

(b)  Subject to the foregoing, at the reconvening of any meeting adjourned for lack of a quorum the Persons entitled to vote 10% in principal amount of the Outstanding Securities at the time shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

(c)  Except as limited by the proviso to Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series; provided, however, that, except as limited by the proviso to Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Securities of such series.

(d)  Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series and the related coupons, whether or not present or represented at the meeting.

(e)  Notwithstanding the foregoing provisions of this Section 1604, if any action is to be taken at a meeting of Holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Securities affected thereby, or of the Holders of such series and one or more additional series:

(i)  there shall be no minimum quorum requirement for such meeting; and

(ii)  the principal amount of the Outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under this Indenture.

SECTION 1605.  Determination of Voting Rights; Conduct and Adjournment of Meetings.

(a)  Notwithstanding any provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of a series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as its shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in Section 104 or by having the signature of the person executing the proxy witnessed or guaranteed by any trust company, bank or banker authorized by Section 104 to certify to the holding of Bearer Securities. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.

(b)  The Trustee shall, by an instrument in writing appoint a temporary chairman of the meeting, which need not be a Holder of Securities, unless the meeting shall have been called by the Company or by Holders of Securities as provided in Section 1602(b), in which case the Company or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.

(c)  At any meeting each Holder of a Security of such series or proxy shall be entitled to one vote for each $1,000 principal amount of Outstanding Securities of such series held or represented by him (determined as specified in the definition of “Outstanding” in Section 101); provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or proxy.

(d)  Any meeting of Holders of Securities of any series duly called pursuant to Section 1602 at which a quorum is present may be adjourned from time to time by the Chairman with consent of the Holders entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting and voting thereon; and the meeting may be held as so adjourned without further notice.

SECTION 1606.  Counting Votes and Recording Action of Meetings.

The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1602 and, if applicable, Section 1604. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.

* * * * *

TESTIMONIUM

SIGNATURES AND SEALS

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and attested, all as of the day and year first above written.

THOMSON REUTERS CORPORATION, as Issuer

By:	/s/ Michael Eastwood
Name: Michael Eastwood
Title: Chief Financial Officer

WEST PUBLISHING CORPORATION, as a Subsidiary Guarantor

By:	/s/ Ragunath Ramanathan
Name: Ragunath Ramanathan
Title: President

THOMSON REUTERS APPLICATIONS INC., as a Subsidiary Guarantor

By:	/s/ Ragunath Ramanathan
Name: Ragunath Ramanathan
Title: President

THOMSON REUTERS (TAX & ACCOUNTING) INC., as a Subsidiary Guarantor

By:	/s/ Elizabeth Beastrom
Name: Elizabeth Beastrom
Title: President

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:	/s/ Neil Scott
Name: Neil Scott
Title: Corporate Trust Officer

By:	/s/ Mohanie Shivprasad
Name: Mohanie Shivprasad
Title: Associate Trust Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS, as U.S. Trustee

By:	/s/ Irina Golovashchuk
Name: Irina Golovashchuk
Title: Vice President

By:	/s/ Carol Ng
Name: Carol Ng
Title: Vice President

EXHIBIT A

FORMS OF CERTIFICATION

EXHIBIT A-1

FORM OF CERTIFICATE TO BE GIVEN BY

PERSON ENTITLED TO RECEIVE BEARER SECURITY

OR TO OBTAIN INTEREST PAYABLE PRIOR TO THE EXCHANGE DATE

CERTIFICATE

THOMSON REUTERS CORPORATION

∎ % Notes due.

This is to certify that as of the date hereof, and except as set forth below, the above-captioned Securities held by you for our account (i) are owned by any person(s) that is not a citizen or resident of the United States; a corporation or partnership (including any entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury Regulations provide otherwise; any estate whose income is subject to United States Federal income tax regardless of its source or; a trust if (A) a United States court can exercise primary supervision over the trust’s administration and one of more United States persons are authorized to control all substantial decisions of the trust or (B) a trust in existence on August 20, 1996, and treated as a United States person before this date that timely elected to continue to be treated as a United States person (“United States person(s)”), (ii) are owned by United States person(s) that are (a) foreign branches of United States financial institutions (financial institutions, as defined in United States Treasury Regulation Section 1.165-12(c)(1)(iv) are herein referred to as “financial institutions”) purchasing for their own account or for resale, or (b) United States person(s) who acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise Thomson Reuters Corporation or its agent that such financial institution will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in United States Treasury Regulation Section 1.163-5(c)(2)(i)(D)(7)), and, in addition, if the owner is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)), this is to further certify that such financial institution has not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

As used herein, “United States” means the United States of America (including the states and the District of Columbia); and its “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

A-1-1

We undertake to advise you promptly by tested telex on or prior to the date on which you intend to submit your certification relating to the above-captioned Securities held by you for our account in accordance with your operating procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

This certificate excepts and does not relate to U.S.$∎ of such interest in the above-captioned Securities in respect of which we are not able to certify and as to which we understand an exchange for an interest in a permanent global security or an exchange for and delivery of definitive Securities (or, if relevant, collection of any interest) cannot be made until we do so certify.

We understand that this certificate may be required in connection with certain tax legislation in the United States. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy thereof to any interested party in such proceedings.

Dated:

[To be dated no earlier than the 15th

day prior to (i) the Exchange Date or (ii) the

relevant Interest Payment Date occurring

prior to the Exchange Date, applicable]

[Name of Person Making Certification]

Name: Title:

A-1-2

EXHIBIT A-2

FORM OF CERTIFICATE TO BE GIVEN BY EUROCLEAR AND CLEARSTREAM

IN CONNECTION WITH THE EXCHANGE OF A PORTION OF A

TEMPORARY GLOBAL SECURITY OR TO OBTAIN INTEREST

PAYABLE PRIOR TO THE EXCHANGE DATE

CERTIFICATE

THOMSON REUTERS CORPORATION

∎ % Notes due.

This is to certify that based solely on written certifications that we have received in writing, by tested telex or by electronic transmission from each of the persons appearing in our records as persons entitled to a portion of the principal amount set forth below (our “Member Organizations”) substantially in the form attached hereto, as of the date hereof, U.S.$∎ principal amount of the above-captioned Securities (i) is owned by any person(s) that is not a citizen or resident of the United States; a corporation or partnership (including any entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury Regulations provide otherwise; any estate whose income is subject to United States Federal income tax regardless of its source or; a trust if (A) a United States court can exercise primary supervision over the trust’s administration and one of more United States persons are authorized to control all substantial decisions of the trust or (B) a trust in existence on August 20, 1996, and treated as a United States person before this date that timely elected to continue to be treated as a United States person (“United States person(s)”), (ii) is owned by United States person(s) that are (a) foreign branches of United States financial institutions (financial institutions, as defined in U.S. Treasury Regulation Section 1.165-12(c)(1)(iv) are herein referred to as “financial institutions”) purchasing for their own account or for resale, or (b) United States person(s) who acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such financial institution has agreed, on its own behalf or through its agent, that we may advise Thomson Reuters Corporation or its agent that such financial institution will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in United States Treasury Regulation Section 1.163-5(c)(2)(i)(D)(7)) and, to the further effect, that financial institutions described in clause (iii) above (whether or not also described in clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

As used herein, “United States” means the United States of America (including the states and the District of Columbia); and its “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

A-2-1

We further certify that (i) we are not making available herewith for exchange (or, if relevant, collection of any interest) any portion of the temporary global Security representing the above-captioned Securities excepted in the above-referenced certificates of Member Organizations and (ii) as of the date hereof we have not received any notification from any of our Member Organizations to the effect that the statements made by such Member Organizations with respect to any portion of the part submitted herewith for exchange (or, if relevant, collection of any interest) are no longer true and cannot be relied upon as of the date hereof.

We understand that this certification is required in connection with certain tax legislation in the United States. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy thereof to any interested party in such proceedings.

Dated:

[To be dated no earlier than the 15th

day prior to (i) the Exchange Date or (ii) the

relevant Interest Payment Date occurring

prior to the Exchange Date, applicable]

[EUROCLEAR BANK S.A./N.V., as Operator of the Euroclear System] [CLEARSTREAM BANKING]

By

A-2-2